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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

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                                 SCHEDULE 14D-9
          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. ___)

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                              PROMOTIONS.COM, INC.
                           (Name of Subject Company)



                              PROMOTIONS.COM, INC.
                      (Name of Person(s) Filing Statement)

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                         Common Stock, $0.001 Par Value
                         (Title of Class of Securities)

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                                  74341U-10-6
                     (CUSIP Number of Class of Securities)

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                                  Steven Krein
                            Chief Executive Officer
                              Promotions.com, Inc.
                        268 West 44th Street, 4th Floor
                            New York, New York 10036
                                 (212) 971-9800

      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                ----------------

                                With a Copy to:

                            David A. Sirignano, Esq.
                          Morgan, Lewis & Bockius LLP
                         1111 Pennsylvania Avenue, N.W.
                             Washington, D.C. 20004
                                 (202) 739-3000

  |_|Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Item 1. Subject Company Information.

   (a) Name and Address. The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") relates is Promotions.com, Inc., a Delaware corporation ("Promotions.com" or the "Company"). The address of the principal executive offices of Promotions.com is 268 West 44th Street, 4th Floor, New York, New York, 10036. The telephone number of the principal executive offices of Promotions.com is
(212) 971-9800.

   (b) Securities. The title of the class of equity securities to which this
Schedule 14D-9 relates is the common stock, $0.001 par value, of Promotions.com (the "Common Stock"). As of February 15, 2002, there were 14,489,810 shares of Common Stock issued and outstanding and exercisable options to acquire 1,101,544 shares of Common Stock.

Item 2. Identity and Background of Filing Person.

   (a) Name and Address. The name, business address, and business telephone number of Promotions.com, which is the subject company and the person filing this Schedule 14D-9, are set forth in Item 1 above.

   (b) Tender Offer. This Schedule 14D-9 relates to the offer by Virgil Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of iVillage Inc., a Delaware corporation ("iVillage" or "Parent"), disclosed in a Tender Offer Statement on Schedule TO, dated March 19, 2002 (the "Schedule TO"), to purchase all of the issued and outstanding shares of Common Stock (the "Shares") at a per share price consisting of a fraction of a share of iVillage common stock designed to have a value of $0.23 and $0.64 in cash, net to the seller (the "Per Share Amount"), upon the terms and subject to the conditions set forth in the prospectus (the "Prospectus") that is part of a registration statement on Form S-4 filed by Parent with the Securities and Exchange Commission relating to the shares of iVillage common stock to be issued to the stockholders of the Company and filed as Exhibit (a)(4) to the Schedule TO, and the related Letter of Transmittal (which, as may be amended and supplemented from time to time, together constitute the "Offer").

   The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 11, 2002 and amended as of March 13, 2002 (the "Merger Agreement"), among iVillage, Purchaser and Promotions.com. The Merger Agreement provides, among other things, that as soon as practicable following the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will be merged with and into Promotions.com (the "Merger"), with Promotions.com as the surviving corporation (the "Surviving Corporation") and a wholly owned subsidiary of iVillage. At the effective time of the Merger (the "Effective Time"), each Share then outstanding (other than Shares held by iVillage, Purchaser or Promotions.com or by stockholders who perfect appraisal rights, if any, under the Delaware General Corporation Law ("DGCL"), which rights are applicable to the Merger but not the Offer) will be converted into the right to receive the Per Share Amount. A copy of the Merger Agreement is filed herewith as Exhibit (e)(1) and (e)(2) and is incorporated herein by reference.

   As set forth in the Schedule TO, the principal executive offices of iVillage and Purchaser are located at 500-512 Seventh Avenue, New York, New York 10018. The telephone number of the principal executive offices of iVillage and Purchaser is (212) 600-6000.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

   Certain contacts, agreements, arrangements or understandings between Promotions.com or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (the "Information Statement") that is attached as Annex C to this
Schedule 14D-9 and is incorporated herein by reference. Except as set forth in the response to this Item 3 or in Annex C attached hereto or as incorporated by reference herein, to the knowledge of Promotions.com, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between Promotions.com or its affiliates and (1)

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Promotions.com's executive officers, directors or affiliates, or (2) iVillage or Purchaser, or their respective executive officers, directors or affiliates.

   Treatment of Promotions.com Stock Options. Promotions.com will take all actions necessary to provide that, upon completion of the Offer, each then outstanding option to purchase shares of Common Stock other than any option issued under the Promotions.com employee stock purchase plan, but including options granted to Promotions.com officers and directors (the "Options"), whether or not then exercisable or vested, will become exercisable in full. See "Certain Transactions" in the Information Statement that is attached as Annex C to this Schedule 14D-9. All outstanding Promotions.com Options that have not been exercised by the fifth business day following the completion of the Offer will be terminated immediately after the fifth business day following completion of the Offer and prior to the completion of the Merger; provided, however, that with respect to any Options as to which the Per Share Amount exceeds the applicable per share exercise price, iVillage will, promptly following the Effective Time, pay (or cause to be paid) to the holders of such Options a certain number of shares of iVillage common stock. Each such holder will receive an amount equal to the amount by which the Per Share Amount exceeds the applicable per share exercise price of such Options multiplied by the number of shares subject to the Option. This amount will be paid in whole shares of iVillage common stock valued at the offer price, which is the value of the stock portion and cash portion paid in the Offer, with the value of any fractional shares so issuable to be paid in cash. This amount will be subject to applicable tax withholding, provided that option holders may elect to have shares of iVillage common stock withheld to satisfy such tax withholding. All shares of Common Stock received for the exchange of Options will be converted in the Merger into the same consideration paid in exchange for each Share in the Offer.

   At or prior to the closing of the Merger, Promotions.com will take all actions necessary to terminate the Promotions.com employee benefit plans.

   Under the terms of the merger agreement, at the Effective Time each outstanding warrant to purchase Common Stock and any options, warrants, convertible securities, subscriptions, stock appreciation rights, phantom stock plans or stock equivalents or other rights, arrangements or commitments (contingent or otherwise) issued or authorized by Promotions.com related to issued or unissued capital stock of Promotions.com, if not exercised prior to the Effective Time, will be terminated by virtue of the Merger.

   Employee Benefits Matters. Promotions.com has agreed that it will, at the Effective Time, cease all benefit accruals under and terminate the Promotions.com 401(k) and its other retirement plans and terminate the Promotions.com employee stock purchase plan and return unused contributions to participants. In addition, iVillage and Promotions.com have agreed to make all bonus and severance payments described in the applicable schedule to the Merger Agreement; provided, however, that such amounts shall not in the aggregate exceed the amount already reserved for accrued bonuses and accrued severance taken into account in the determination, in accordance with the Merger Agreement, of the net cash of Promotions.com.

   Directors' and Officers' Insurance; Indemnification. The Surviving Corporation will for a period of six years following the Effective Time, to the fullest extent permitted under applicable law, indemnify and hold harmless, each director, officer, employee, fiduciary and agent of Promotions.com or any of its subsidiaries and their respective subsidiaries and affiliates (collectively, the "Indemnified Parties") against any costs or expenses, judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to any act or omission occurring at or prior to the Effective Time, including without limitation liabilities arising under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, in connection with the Offer or the Merger. In the event of any such claim, action, suit, proceeding or investigation, the Surviving Corporation will pay the reasonable fees and expenses of counsel selected by the Indemnified Parties. For six years after the Effective Time, the Surviving Corporation is required to maintain or obtain officers' and directors' liability insurance covering the Indemnified Parties who are currently covered by Promotions.com's officers and directors liability insurance policy (a copy of which policy has been provided to iVillage) on terms not less favorable than those in effect on the date hereof in terms of coverage and amounts. The Surviving Corporation will continue in effect the indemnification provisions currently provided by the Certificate of Incorporation, as amended, and the Amended and Restated Bylaws of Promotions.com for a

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period of not less than six years following the Effective Time.
Notwithstanding the foregoing, the Surviving Corporation will not have any obligation to indemnify any Indemnified Party against any cost, expense, judgment, fine, loss, claim, damage, liability or settlement amount found to have resulted solely from such Indemnified Person's own gross negligence or willful misconduct.

   Stockholder Agreements. In connection with the Merger, certain of Promotions.com's directors, officers and other stockholders (collectively, the "Participating Stockholders") entered into a Stockholders Agreement with Purchaser and iVillage dated February 11, 2002 (the "Stockholders Agreement"). In addition, Ian J. Berg, a director of Promotions.com, entered into a separate Stockholders Agreement with Purchaser and iVillage, also dated February 11, 2002 (the "Berg Agreement" and, together with the Stockholders Agreement, the "Stockholders Agreements"). The Berg Agreement differs from the Stockholders Agreement solely as to certain provisions contained in the Berg Agreement regarding 1,076,667 Shares transferred to Mr. Berg by At Home Corporation, which Shares are affected by At Home's bankruptcy proceeding currently pending in the United States Bankruptcy Court for the Northern District of California. The following summary of the Stockholders Agreements is qualified in its entirety by reference to the complete text of the Stockholders Agreements, copies of which are filed herewith as Exhibit (e)(5) and (e)(6) and are incorporated herein by reference.

   Pursuant to the Stockholders Agreements, among other things, the Participating Stockholders and, subject to certain conditions described below, Mr. Berg, agreed to vote all Shares beneficially owned by them in favor of the Merger Agreement and the Merger and against any Competing Transaction (as defined in the Stockholders Agreements) and any other action which could reasonably be expected to impede, interfere with, delay, postpone or materially adversely affect the transactions contemplated by the Merger Agreement or the likelihood of such transactions being consummated. The Participating Stockholders and Mr. Berg further agreed (i) not to solicit or initiate, or encourage, directly or indirectly, any inquiries regarding, or the submission of, any Competing Transaction (as defined in the Merger Agreement), and not to participate in any discussions or negotiations regarding, or furnish to any person any information or data with respect to, or take any other action to knowingly facilitate the making of any proposal that constitutes, or may reasonably be expected to lead to, any Competing Transaction (provided that Mr. Berg and, if any Participating Stockholder is a member of the Promotions.com Board of Directors (the "Board"), such Participating Stockholder, may take actions in such capacity to the extent permitted by the Merger Agreement), (ii) not to transfer the Shares owned by them unless in compliance with the Stockholders Agreements, and (iii) to tender any Shares owned by them in accordance with the Offer. The obligations of Mr. Berg and the Participating Stockholders under the Stockholder Agreements cover an aggregate of 5,939,667 Shares (6,494,667 shares after giving effect to the exercise of all Options with an exercise price less than $0.87 and which will become exercisable if the Offer is completed), which represented approximately 41% of the outstanding Shares as of February 11, 2002 (approximately 42% after giving effect to the exercise of all of their Options with any exercise price less than $0.87 and which will become exercisable if the Offer is completed).

   The Berg Agreement differs from the Stockholders Agreement as described in the next paragraph. The distinctions are in response to the following situation: On or about September 27, 2001, Mr. Berg entered into a stock purchase agreement with At Home Corporation under which Mr. Berg agreed to purchase and At Home agreed to sell to Mr. Berg, 1,076,667 Shares (the "At Home Shares"). At Home filed a chapter 11 bankruptcy petition in the United States Bankruptcy Court for the Northern District of California on September 28, 2001. The At Home Shares were transferred to Mr. Berg on or prior to October 1, 2001, but Mr. Berg has not paid the purchase price for these shares. As a result of the pending bankruptcy petition and the fact that the purchase price has not been paid, At Home may claim that the transfer of the At Home Shares to Mr. Berg was invalid or voidable by At Home. Mr. Berg has filed a complaint with the bankruptcy court seeking a declaration that he owns the At Home Shares.

   Because of the ownership dispute with At Home, the Berg Agreement is different from the Stockholder Agreement. The Berg Agreement requires Mr. Berg to use commercially reasonable efforts to obtain a bankruptcy court decision with respect to the ownership of the At Home Shares as soon as practicable. In addition, the Berg Agreement provides that the merger consideration to be paid to Mr. Berg in respect of the At Home Shares will be held in escrow by a third-party escrow agent until a final bankruptcy court decision with respect to the ownership of the At Home Shares is obtained. Furthermore, Mr. Berg will be required to

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tender the At Home Shares in the Offer only if Mr. Berg obtains a bankruptcy decision stating that At Home has no claim to the At Home Shares or otherwise expressly permitting the tender of the At Home Shares in the Offer. Mr. Berg is expressly permitted to transfer, assign, sell, gift-over, pledge or otherwise dispose of the At Home Shares as directed by a bankruptcy court decision. Finally, Mr. Berg must abstain from voting the At Home Shares unless and until Mr. Berg shall have obtained a bankruptcy decision stating that At Home has no claim to the At Home Shares or otherwise expressly permitting Mr. Berg to vote the At Home Shares.

   The Merger Agreement. A summary of the material provisions of the Merger Agreement is included in the Prospectus, which is being mailed to stockholders together with this Schedule 14D-9, and is incorporated herein by reference. The summary is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

Item 4. The Solicitation or Recommendation.

   (a) Recommendation of the Board. At a meeting held on February 11, 2002, the Board determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, are fair to and in the best interests of Promotions.com and its stockholders and approved and adopted the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement. The Board affirmed this determination at a meeting held on March 15, 2002. The Board recommends that Promotions.com's stockholders accept the Offer, tender their shares of Common Stock pursuant to the terms of the Offer and approve and adopt the Merger Agreement and the Merger.

   (b) Background; Reasons for the Recommendation by the Board; Factors Considered.

Background of the Offer

   The terms and conditions of the Merger Agreement, the Merger and the Offer are the result of arm's length negotiations between representatives of Promotions.com and representatives of iVillage.

   In July 1999, Promotions.com signed a three-year retainer agreement with Allen & Company Incorporated, a leading investment banking firm, to search for value added partnerships and to provide general financial advisory services. This arrangement was later terminated by the parties in July 2001.

   Beginning in the spring of 2000, Promotions.com began to intensify its search for new partnerships and sales opportunities, and engaged Thomas Weisel Partners, a leading technology investment bank, to work with Allen & Company in evaluating Promotions.com's strategic alternatives. Shortly thereafter, Promotions.com's advisors began identifying potential strategic partners.

   Between November 2000 and February 2001, Promotions.com began discussions with several potential strategic partners regarding a variety of different business combinations. By the end of February 2001, Promotions.com had concluded that these potential business combinations either offered no real strategic advantages or the potential partner was facing internal financial difficulties that made a potential business combination unattractive.

   In May 2001, Allen & Company reported to the Board that Promotions.com should sell its operations for the best available price to a larger strategic partner.

   Throughout the spring, summer and fall of 2001, Promotions.com continued to evaluate its strategic options in the midst of increasingly unfavorable market and industry conditions. Although discussions continued with several potential partners and acquirers, including discussions with one potential acquirer who was interested in acquiring Promotions.com's Webstakes business, those discussions did not result in a definitive agreement. In June 2001, the Common Stock was delisted from the Nasdaq National Market.

   On October 1, 2001, Dan Feldman, President of Promotions.com, received an inquiry from a publicly traded industry partner, code-named "Bingo," and Promotions.com commenced discussions regarding a possible merger. At the same time, Promotions.com was engaged in general discussions with other potential acquirers.


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   On November 15, 2001, the Board authorized its officers to vigorously pursue the evaluation of a potential merger transaction with Bingo.

   On November 19, 2001, Promotions.com received an initial merger proposal from Bingo, and commenced negotiations on the proposal. Also on November 19, 2001, Scott Levine, Chief Financial Officer for iVillage, called and left a telephone message for Lawrence Quartaro, Chief Financial Officer of Promotions.com.

   On November 22, 2001, Mr. Quartaro returned Mr. Levine's phone call and, during that telephone call, Mr. Levine suggested that representatives of the two companies meet in person to discuss a strategic alliance with, or possible acquisition of, Promotions.com. No specific terms of any transaction were discussed during this telephone call. Mr. Quartaro expressed to Mr. Levine Promotions.com's willingness to meet, and told him that he would call him the following week to set a time for this meeting.

   On November 28, 2001, Mr. Quartaro called Mr. Levine and they agreed to meet on December 5, 2001 at the offices of Promotions.com.

   During late November and early December 2001, Promotions.com conducted negotiations with a total of four potential acquirers.

   During the morning of December 5, 2001, iVillage and Promotions.com entered into a non-disclosure agreement, and Promotions.com provided iVillage with certain financial projections. Later that day, Mr. Levine and Steve Elkes, iVillage's Executive Vice President of Operations and Business Affairs, met at the offices of Promotions.com with Mr. Quartaro and Steven Krein, Promotions.com's Chairman and Chief Executive Officer. During this meeting, the representatives of Promotions.com provided the iVillage representatives with an overview of Promotions.com's business, strategy and financial results, and the iVillage representatives asked various questions relating to Promotions.com. Following that discussion, the parties spoke in general terms of a possible acquisition of Promotions.com by iVillage. iVillage expressed its willingness to explore an acquisition transaction that would include the distribution of Promotions.com's net cash to Promotions.com's stockholders, although the precise meaning of the term "net cash" was not discussed. At the conclusion of this meeting, iVillage committed to provide Promotions.com with a term sheet outlining the structure of a potential acquisition transaction.

   On December 6, 2001, Mr. Levine called Mr. Quartaro to discuss the general terms of the proposed transaction, as well as Promotions.com's projected financial results for the fourth quarter of 2001. During that telephone call, Mr. Levine and Mr. Quartaro agreed to meet on December 10, 2001 to discuss Promotions.com's financial projections in greater detail.

   Later in the day of December 6, 2001, Promotions.com received a final merger proposal from Bingo in which Promotions.com's stockholders would receive cash in an amount equal to Promotions.com's net cash at the date of signing, less
$3 million dollars, plus stock of Bingo valued at $5.5 million on the date of signing.

   On December 10, 2001, Messrs. Levine and Elkes, Jane Tollinger, iVillage's Senior Vice President of Operations and Business Affairs and Richard Kolberg, iVillage's Vice President and Controller, met at the offices of Promotions.com with Messrs. Krein and Quartaro to review in detail Promotions.com's historical financial results and its financial projections. During this meeting, the parties also discussed in general the terms of a potential acquisition, including the formula for determining the potential per share price to be offered to Promotions.com's stockholders in exchange for their shares, and iVillage reiterated its willingness to structure a transaction that would permit Promotions.com's net cash to be distributed to its stockholders in cash with $2.5 million of iVillage stock being issued as consideration for the value of the ongoing business. No agreement on price was reached at this meeting and the parties agreed to defer their discussion on the meaning of "net cash." After that meeting, iVillage representatives discussed the potential transaction among themselves and that night an initial draft of a term sheet outlining the terms upon which Promotions.com would be merged with and into a wholly-owned subsidiary of iVillage was distributed to Promotions.com.

   On December 11, 2001, Messrs. Elkes and Levine telephoned Mr. Krein and further discussed the formula for determining the price per share to be offered to Promotions.com stockholders in the proposed merger and increased their offer to $3.5 million of iVillage stock for the value of the ongoing business. No

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agreement on price was reached during this telephone call. Later that day,
iVillage consulted with its outside legal counsel regarding the structure of the proposed transaction and, as a result of that discussion, determined that if the transaction were structured as an exchange offer followed by a merger, it was likely that the timing of the closing could be accelerated. Representatives of iVillage continued to consult with outside legal counsel throughout the negotiations with Promotions.com. Mr. Levine called Mr. Krein to inform him that they intended to proceed with an exchange offer, and a revised term sheet reflecting this new structure was distributed by iVillage to Promotions.com later that day.

   On December 12, 2001, Promotions.com provided iVillage with Promotions.com's initial comments on the proposed term sheet. These comments were discussed by iVillage and Promotions.com telephonically later that day and, although several terms of the proposed transaction were left open for future discussion and negotiation, the parties agreed on the formula for determining the price per share to be offered to the stockholders of Promotions.com. That night, Messrs. Elkes and Levine and Ms. Tollinger had dinner with Messrs. Krein and Daniel Feldman, Promotions.com's President, and Ian J. Berg, a director and significant stockholder of Promotions.com. This was Mr. Berg's first meeting with representatives of iVillage, and much of the time during this dinner was devoted to providing Mr. Berg with an introduction to iVillage's business, strategy and financial results and an overview of the terms of the proposed transaction with Promotions.com.

   On December 13, 2001, iVillage provided Promotions.com with a due diligence request list, a proposed no-shop agreement and a revised draft of the proposed term sheet. Mr. Krein went back to Bingo and each of the other potential bidders with whom Promotions.com had had recent discussions and requested their "best offer."

   On December 14, 2001, Messrs. Elkes, Levine and Michael A. Gilbert, iVillage's Senior Vice President and General Counsel, had several telephone calls with Mr. Krein and Bari Krein, Promotions.com's corporate counsel, regarding the proposed terms of the transaction. The primary issues discussed involved the scope of the no-shop clause and the provision granting iVillage the right to purchase, under certain conditions, the shares owned by the major stockholders (which purchase right the parties subsequently mutually agreed to delete). The Board met on December 14, 2001 and determined to enter into the no-shop agreement with iVillage and to discontinue discussions with Bingo and the other potential bidders, as the Board believed that the iVillage offer was the best offer.

   On December 15, 2001, Messrs. Elkes, Levine and Gilbert continued their telephonic discussions with Mr. Krein and Ms. Krein. During these calls, the parties agreed upon the terms of the no-shop agreement.

   On December 17, 2001, Promotions.com retained outside counsel with respect to the transaction. Representatives of Promotions.com continued to consult with Promotion.com's outside legal counsel throughout the negotiations with iVillage. In addition to such counsel, Promotions.com had retained, and continues to retain, additional outside counsel. Later that day, after review by Promotions.com's outside counsel, iVillage and Promotions.com executed the no-shop agreement.

   During the week of December 17, 2001, Promotions.com spoke with, and received proposals from, numerous potential financial advisors, including Allen & Company and Capitalink, L.C., and determined to retain Allen & Company as financial advisor for the proposed transaction. The engagement was ultimately memorialized in an engagement letter dated January 14, 2002.

   On December 20, 2001, Promotions.com provided iVillage with the first installment of information and documents responsive to the due diligence request previously submitted by iVillage. The information and documents provided included internal projections and other material non-public information.

   On December 21, 2001, counsel to iVillage provided Promotions.com with an initial draft of a proposed agreement and plan of merger. Also on December 21, 2001, Promotions.com delivered to iVillage a request for information submitted by Allen & Company in connection with the preparation of its fairness opinion.

   On December 26, 2001, Promotions.com provided iVillage with comments to the draft agreement and plan of merger.


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   On December 28, 2001, Ms. Krein and Mr. Krein of Promotions.com and Messrs.
Elkes and Levine of iVillage, and their respective outside legal counsel, had a telephonic conference to discuss the material comments to the agreement and plan of merger.

   On December 29, 2001, counsel to iVillage provided Promotions.com with a revised draft of the agreement and plan of merger and initial drafts of the proposed stockholder agreements and affiliate letters.

   On January 3, 2002, Allen & Company contacted iVillage and requested additional information for the purpose of the Allen & Company fairness opinion. Also on January 3, 2002, counsel to Promotions.com conveyed to iVillage a list of the primary open issues from Promotions.com's perspective, and these items were discussed during a conference call among the parties later that day. On January 3, 2002, the Board of directors met to discuss the open issues and Promotions.com's approach to resolving them.

   On January 4, 2002, Messrs. Elkes, Levine and Kolberg and Ms. Tollinger met with Messrs. Krein and Quartaro at the offices of Promotions.com to discuss the definition of "net cash" and reserves requested by iVillage. No agreement on this definition was reached at this meeting.

   On January 7, 2002, Messrs. Elkes, Levine and Kolberg and Ms. Tollinger met with Messrs. Krein and Quartaro at the offices of Promotions.com to continue their discussion regarding the net cash definition. Also on January 7, 2002, Matthew Jaeger, iVillage's Chief Technology Officer, Gregg Alwine, Promotions.com's chief technologist, and Mr. Feldman met separately to discuss Promotions.com's technology and integration issues and representatives of iVillage, Promotions.com and their respective outside legal counsel had a telephonic conference to discuss the status of the litigation pending and threatened against Promotions.com.

   On January 8, 2002, Promotions.com provided iVillage with its comments on the form of stockholder agreement.

   On January 9, 2002, the board of directors of iVillage held a special telephonic board meeting. Messrs. Elkes, Levine and Douglas McCormick, iVillage's Chairman and Chief Executive Officer, summarized for the board the status of the negotiations and the unresolved issues. After its deliberations, the iVillage board of directors approved the merger agreement and the related agreements and the transactions contemplated by those agreements, including the exchange offer.

   On January 10, 2002, Promotions.com provided iVillage with a preliminary copy of its balance sheet as of December 31, 2001.

   On January 11, 2002, Promotions.com provided iVillage with an initial draft of its disclosure letter and iVillage provided Promotions.com with a request for additional information required as part of the iVillage due diligence investigation.

   On January 14, 2002, Messrs. Elkes, Levine and Kolberg and Ms. Tollinger met with Messrs. Krein, Quartaro and Berg at the offices of Promotions.com to continue their discussion regarding the net cash definition. No agreement on the net cash definition was reached during this meeting.

   On January 15, 2002, iVillage and its outside counsel had a telephonic conference call to discuss the litigation pending and threatened against Promotions.com, which related to real estate issues, a breach of contract claim, and several other matters. On that call, iVillage expressed a strong desire for a particular case, referred to in this Schedule 14D-9 as the Appealed Litigation, which Promotions.com did not deem material, to be resolved prior to signing the merger agreement.

   On January 15, 2002, Messrs. Elkes and Levine met with Messrs. Krein and Berg and informed them that iVillage continued to have significant concerns regarding the litigation pending and threatened against Promotions.com. Mr. Elkes added that, in his view, the existence of this pending and threatened litigation, and the resulting uncertainty it created regarding Promotions.com's potential liability for damages, was the primary reason that iVillage and Promotions.com had been unable to agree on the net cash definition. Mr. Elkes noted that although the Appealed Litigation had been dismissed, the plaintiff in that lawsuit had 30 days to appeal the dismissal. Mr. Elkes suggested that the parties defer additional merger discussions until the 30-day appeal period had expired.

   Also on January 15, 2002, the Board met to discuss the definition of "net cash." At this meeting, the Board rejected the net cash definition proposed by iVillage and discussed ways to increase the net cash available to Promotions.com's stockholders, including by settling outstanding accounts payable, settling outstanding litigation and clarifying Promotions.com's right to certain payments from its previous landlord. In light of the financial benefit (estimated by Promotions.com to be up to $1 million in the aggregate) achievable from resolving some of these items, the Board voted to extend the no-shop agreement until February 12, 2002 to permit time to do so.

   On January 16, 2002, Messrs. Elkes and Levine and Ms. Tollinger called Mr. Krein. Mr. Krein informed them that the Board had voted to extend the no-shop period through February 12, 2001.

   On January 21, 2002, Promotions.com and iVillage executed an amendment to the no-shop agreement extending the no-shop period through February 12, 2002.

   During late January and early February, Promotions.com was able to resolve certain contingent liabilities for which iVillage had previously requested a reserve to "net cash."

   On or about February 7, 2002, Mr. Feldman telephoned Mr. Levine and informed him that Promotions.com had received a release from the plaintiff with respect to the Appealed Litigation.

   On February 8, 2002, Messrs. Berg, Quartaro and Feldman met with Messrs. Levine, Elkes, Kolberg and Gilbert at the offices of iVillage to finalize the net cash definition. An agreement on the methodology for calculating net cash was reached at this meeting.

   On February 9, 2002, Mr. Levine called Mr. Berg to discuss issues arising out of Mr. Berg's purchase of additional shares of Common Stock from At Home Corporation on or around the date of the bankruptcy filing by At Home. During this call, Mr. Levine expressed his view that there was some uncertainty regarding Mr. Berg's right to tender these shares in the exchange offer and to vote them in favor of the merger. Messrs. Levine and Berg discussed various ways to address this concern. Also on February 9, 2002, iVillage provided Promotions.com with an initial draft of its disclosure letter.

   On February 10, 2002, representatives of iVillage, Promotions.com and their respective outside legal counsel had a telephonic conference to discuss unresolved issues. Also on February 10, 2002, Messrs. Levine and Berg had another telephone call to discuss the effect of the At Home bankruptcy on the shares of Common Stock acquired by Mr. Berg from At Home and counsel for iVillage circulated a draft of the Berg stockholder agreement.

   On February 11, 2002, the Board held a special board meeting. At this meeting, Mr. Krein summarized for the Board the status of the negotiations and the final unresolved issues. Allen & Company, which was present at the meeting by teleconference, advised the Board that it had a past business relationship with iVillage. Allen & Company further indicated that it may have a future business relationship with iVillage, but that while it was having ongoing discussions with iVillage, it had no current engagement letter or other business relationship with iVillage. The Board asked Allen & Company to refrain from entering into any business relationship with iVillage prior to completion of the offer and the representative of Allen & Company indicated that he did not have the authority to bind Allen & Company with respect to future engagements, but that he would discuss it internally and get back to Promotions.com. He further indicated that no investment banking professional who worked on the Promotions.com fairness opinion had ever worked on any iVillage matters. Following this discusion, Allen & Company rendered its oral opinion to the Board, which Allen & Company confirmed by delivery of a written opinion, dated February 11, 2002, to the effect that, as of February 11, 2002 and based on and subject to the assumptions, qualifications and limitations set forth in its opinion, the consideration that Promotions.com stockholders would receive in the offer and the merger was fair, from a financial point of view, to Promotions.com stockholders. After consideration of the presentations made by Allen & Company and after its deliberations, the Board approved the Merger Agreement and the related agreements and the transactions contemplated by those agreements, including the Offer. While a representative of Allen & Company and one of the Board members did speak later that evening, no clear understanding of Allen & Company's future role with iVillage was reached. Allen & Company reiterated that no one at Allen & Company involved in representing Promotions.com would work on any iVillage matters or receive any direct or indirect compensation resulting from any iVillage engagement with Allen & Company.

   Throughout the day and late into the night on February 11, 2002, Mr. Berg and representatives of iVillage, Promotions.com and their respective outside legal counsel continued to negotiate the unresolved issues relating to the proposed exchange offer and merger. Early in the morning on February 12, 2002, the Merger Agreement and stockholder agreements were executed and, shortly thereafter, iVillage and Promotions.com issued a joint press release announcing the proposed transaction.

   On March 10, 2002, Promotions.com learned that iVillage had entered into an engagement letter with Allen & Company dated March 7, 2002 pursuant to which Allen & Company would act as iVillage's financial advisor with respect to various matters unrelated to the Offer or the Merger from time to time in exchange for an initial non-refundable fee of $505,000 payable in April 2002, which fee shall be credited towards any additional fees payable to Allen & Company for services rendered pursuant to this agreement. At a board meeting that evening, the Board determined that, while it has no evidence that Allen & Company's relationship with iVillage impacted its fairness opinion to Promotions.com, in light of the appearance of a potential conflict of interest, the Board desired an opinion of a new independent financial advisor that the consideration that Promotions.com stockholders would receive in the Offer and the Merger is fair, from a financial point of view, to Promotions.com stockholders.

   On March 11, 2002, Promotions.com contacted Capitalink, L.C., from whom Promotions.com had received a proposal and whom the Board had considered prior to selecting Allen & Company during the week of December 17, 2001, to review the Offer and the Merger, conduct its own due diligence and advise the Board with respect to the fairness of the Offer and the Merger, from a financial point of view, to Promotions.com stockholders. Capitalink began performing these tasks that day. Capitalink, L.C. indicated in its engagement letter, which was executed March 12, 2002, that it had never had a business relationship with iVillage and would not negotiate to enter into one prior to completion of the Offer. Capitalink received a fee of $45,000 plus up to $5,000 for expenses.

   On March 11, 2002, representatives of iVillage, Promotions.com and their respective outside legal counsel had a teleconference during which an amendment to the Merger Agreement was proposed in order to provide, among other things, accommodation of the review by Capitalink, L.C. and an extension by an additional period of 25 business days of the period during which the offer by Virgil Acquisition Corp. must commence under the Merger Agreement.

   On March 13, 2002, counsel to iVillage provided Promotions.com with a proposed amendment to the Merger Agreement. Throughout the day on March 13, 2002, representatives of iVillage, Promotions.com and their respective counsel negotiated and resolved issues related to the proposed amendment to the Merger Agreement. On March 14, 2002, iVillage and Promotions.com executed the amendment to the Merger Agreement, which amendment was dated as of March 13, 2002.

   On March 15, 2002, the Board held a meeting at which Capitalink reviewed its analysis with the Board. Capitalink rendered its oral opinion to the Board, which Capitalink later confirmed by delivery of a written opinion dated March 15, 2002, to the effect that, as of March 15, 2002 and based on the assumptions, qualifications and limitations set forth in its opinion, the consideration that Promotions.com stockholders would receive in the Offer and the Merger was fair, from a financial point of view, to Promotions.com stockholders. The Board then affirmed its recommendation that Promotions.com's stockholders accept the Offer, tender their Promotions.com shares and approve and adopt the Merger Agreement.

Reasons for the Offer and the Merger

   At a meeting duly called and held on February 11, 2002, the Board took the following unanimous actions:

   o determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, taken together, are at a price and on terms advisable, fair to and in the best interests of Promotions.com and its stockholders;

   o approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, in all respects; and

   o recommended that Promotions.com's stockholders accept the Offer, tender their Promotions.com shares and approve and adopt the Merger Agreement.

   The Board unanimously affirmed such actions at a meeting duly called and held on March 15, 2002.

   In approving the Merger Agreement and the other transactions contemplated thereby, and recommending that Promotions.com's stockholders accept the Offer and tender their shares of Common Stock pursuant to the terms of the Offer, and approve and adopt the Merger Agreement and the Merger, the Board considered a number of factors that support its approval and recommendation, including:

   o The concern of the Board that the financial performance of Promotions.com is not expected to improve significantly over the short term as an independent entity, and that, as a result, the performance of the Common Stock would not generate significant returns for stockholders.

   o The current status of the industry, which has been marred by bankruptcies and severe reductions in market value for Internet companies which have in turn drastically reduced revenues and the quality of receivables of advertising companies with exposure to Internet companies.

   o The view of the Board that, based on the level of interest shown by other potential acquirors, and the prior discussions of Promotions.com with other potential acquirors, the Merger Agreement, and the transactions contemplated thereby, represented the most attractive alternative available to maximize stockholder value.

   o The fact that the only other firm offer received by Promotions.com following negotiations with several potential bidders had a value of $1 million less than the iVillage offer and provided $3 million less in cash to be distributed to Promotions.com stockholders.

   o The fact that, under the terms of the Merger Agreement, stockholders of Promotions.com will receive approximately $9.8 million in cash, representing a distribution of approximately $0.64 cash per share to Promotions.com's stockholders.

   o That, while the consummation of the transactions contemplated by the Merger Agreement and related agreements would eliminate the opportunity for Promotions.com stockholders to participate in any future dividends and per share price increase, if any, of Promotions.com, the contemplated transactions give stockholders the opportunity to realize a significant premium over the price at which the shares of the Common Stock were traded prior to the public announcement of the Merger Agreement and the opportunity to participate in any increase in iVillage's per share price, or the opportunity to sell these more liquid iVillage shares in open market transactions.

   o The extensive arms length negotiations between Promotions.com and iVillage which resulted in an offer of $0.87 per share in total compensation for Promotions.com shareholders.

   o The historical market price and recent trading activity of the Common Stock, including the fact that the total per share consideration of $0.87 to be received under the terms of the Merger Agreement represents (i) a 6% premium over the closing price of the Common Stock as of February 11, 2002, the last full day of trading before the Merger was announced, (ii) a premium of approximately 84% and 150%, respectively over the three month and six month average closing price of the Common Stock, and (iii) a premium of 161% over the twelve month average closing price of the Common Stock.

   o The fact that the Common Stock has been delisted from Nasdaq, limiting the liquidity of the shares.

   o The opinions of Allen & Company and Capitalink, L.C., financial advisors for Promotions.com, that the consideration to be received under the terms of the Merger Agreement by the holders of the Common Stock was fair, from a financial point of view, to such holders. The Allen & Company and Capitalink opinions are attached to this Schedule 14D-9 as Annex A and Annex B, respectively.

   o The fact that the Merger Agreement provides for a prompt tender offer which, in part, consists of cash for all Promotions.com's shares to be followed by a second step merger for the same consideration, thereby enabling Promotions.com's stockholders to obtain the benefits of the transaction at the earliest possible time.

   o The reasonable likelihood of the consummation of the transactions contemplated by the Merger
     Agreement.

   o The fact that the Merger Agreement permits the Board to, in response to a superior competing transaction (which the Board, in good faith, and after consultation with outside counsel, concludes to be superior), (1) withdraw or modify its approval or recommendation of the Merger Agreement and the transactions contemplated thereby, (2) approve the superior competing transaction and (3) enter into an agreement with respect to a superior competing transaction, but only after the tenth business day following iVillage's receipt of written notice advising iVillage that the Board has received a proposal to enter into a superior competing transaction which it intends to accept, specifying, the material terms and conditions of such proposal and identifying the person making such proposal and the absence of a superior new iVillage proposal.

   o The fact that the merger of the business of Promotions.com and iVillage is expected to lead to various promotional and cross-selling opportunities that Promotions.com would not have access to as a stand alone company.

   o The increased level of service offerings to Promotions.com customers that will be provided by the combined companies.

   The foregoing discussion of information and factors considered and given weight by the Board is not intended to be exhaustive, but is believed to include all of the material factors, both positive and negative, considered by the Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Board may have given different weights to different factors.

Recommendation of Promotions.com's Financial Advisor

   Opinion of Capitalink, L.C.

   In connection with the Offer and Merger (which are sometimes referred to together in this section as the "Proposed Transaction"), Promotions.com engaged Capitalink to render an opinion as to the fairness, from a financial point of view, to Promotions.com's stockholders, of the consideration to be received. On March 15, 2002, Capitalink rendered its oral opinion that, as of such date, based upon and subject to the assumptions made, matters considered, and limitations on its review as set forth in the opinion, the consideration to be received is fair to Promotions.com's stockholders from a financial point of view. Subsequently, Capitalink delivered its written fairness opinion.

   THE FULL TEXT OF THE WRITTEN OPINION OF CAPITALINK, DATED AS OF MARCH 15, 2002, IS ATTACHED AS ANNEX B AND IS INCORPORATED BY REFERENCE. THE PROMOTIONS.COM STOCKHOLDERS ARE URGED TO READ THE CAPITALINK OPINION CAREFULLY AND IN ITS ENTIRETY FOR A DESCRIPTION OF THE ASSUMPTIONS MADE, MATTERS CONSIDERED, PROCEDURES FOLLOWED AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY CAPITALINK IN RENDERING ITS OPINION. THE SUMMARY OF THE CAPITALINK OPINION SET FORTH IN THIS PROXY STATEMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

   No limitations were imposed by Promotions.com on the scope of Capitalink's investigation or the procedures to be followed by Capitalink in rendering its opinion. The Capitalink opinion was for the use and benefit of the Board in connection with its consideration of the Offer and Merger and was not intended to be and does not constitute a recommendation to any stockholder of the Company as to whether to accept the consideration in connection with the Proposed Transaction or as to how such stockholder should vote with respect to the Merger, if such a vote is required. Capitalink was not requested to opine as to, and its opinion does not address, Promotions.com's underlying business decision to proceed with or effect the Offer and

Merger. Further, Capitalink was not asked to consider, and its opinion does not address, the relative merits of the Offer and Merger as compared to any alternative business strategy that might exist for Promotions.com.

   In arriving at its opinion, Capitalink took into account its assessment of general economic, market and financial conditions as well as its experience in connection with similar transactions and securities valuations generally and, among other things, reviewed documents relating to the Proposed Transaction, including (i) the Merger Agreement, (ii) the Berg Stockholder Agreement dated as of February 11, 2002 by and among iVillage, Virgil Acquisition Corp. and Ian J. Berg, (iii) the Stockholder Agreement dated as of February 11, 2002 by and among iVillage, Virgil Acquisition Corp. and certain stockholders of Promotions.com, (iv) the Rights Agreement between Promotions.com and American Stock Transfer & Trust Company, dated as of June 28, 2001, and Amendment No. 1, dated as of February 11, 2002, (v) the draft Solicitation/Recommendation Statement on Schedule 14D-9, dated March 12, 2002, and (vi) the draft Registration Statement on Form S-4, dated March 14, 2002 (the "Draft S-4").

   Capitalink also (i) reviewed publicly available financial information and other data with respect to Promotions.com, including the report on Form 10-Q for the quarterly period ended September 30, 2001, and the Annual Report on Form 10-K for the fiscal year ended December 31, 2000, (ii) reviewed the Promotions.com's draft Annual Report on Form 10-K for the fiscal year ended December 31, 2001 dated March 12, 2002, (iii) reviewed publicly available information and other data with respect to iVillage, including the report on Form 10-Q for the quarterly period ended September 30, 2001, the Annual Report on Form 10-K for the fiscal year ended December 31, 2000, the Current Report on Form 8-K, dated February 15, 2002, and other publicly available information deemed appropriate, (iv) reviewed draft iVillage audited financial statements for the fiscal year ended December 31, 2001 and other financial and operational information included in the Draft S-4, (v) reviewed and analyzed certain financial characteristics of companies that were deemed to have characteristics comparable to those of Promotions.com or those of iVillage,
(vi) reviewed and analyzed certain financial terms of transactions involving target companies deemed to have characteristics comparable to Promotions.com or iVillage, (vii) reviewed and analyzed the premiums paid in certain other transactions, (viii) reviewed and discussed with representatives of the management of Promotions.com and iVillage certain financial and operating information furnished by them, including financial analyses and projections and related assumptions with respect to the business, operations and prospects of Promotions.com or iVillage, (ix) considered the historical financial results and present financial condition of Promotions.com and iVillage, (x) reviewed certain publicly available information concerning the trading of, and the trading market for, the common stock of Promotions.com, iVillage and companies deemed comparable, (xi) inquired about and discussed the Proposed Transaction and other matters related thereto with Promotions.com management and its legal counsel, and (xii) performed such other analyses and examinations as were deemed appropriate.

   In arriving at its opinion, Capitalink has relied upon and assumed the accuracy and completeness of all of the financial and other information that was used by it without assuming any responsibility for any independent verification of any such information and has further relied upon the assurances of Promotions.com management that it is not aware of any facts or circumstances that would make any such information inaccurate or misleading. With respect to the financial projections utilized, Capitalink assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments, and that such projections provide a reasonable basis upon which it could form an opinion. In arriving at its opinion, Capitalink did not make a physical inspection of the properties and facilities of Promotions.com or iVillage, and has not made or obtained any evaluations or appraisals of the assets and liabilities (contingent or otherwise) of Promotions.com or iVillage. Capitalink assumed that the Proposed Transaction will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statues, rules and regulations. In addition, based upon discussions with Promotions.com, it is assumed that the Proposed Transaction will be a taxable event to Promotions.com shareholders. Capitalink does not express any opinion as to the underlying valuation or future performance of Promotions.com or iVillage or the price at which the iVillage common stock would trade at any time in the future. Capitalink assumed, with Promotions.com's consent, that the Proposed Transaction will be consummated in accordance with the terms described in the Merger Agreement, without any further amendments thereto, and without waiver by Promotions.com of any of the conditions to any obligations thereunder or that any such revisions or waivers thereto will not be detrimental to Promotions.com's stockholders. Capitalink's opinion is necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, March 14, 2002. Accordingly, although subsequent developments may affect its opinion, Capitalink has not assumed any obligation to update, review or reaffirm its opinion.

   The estimates contained in Capitalink's analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by its analyses. In addition, analyses relating to the value of businesses or securities do not necessarily purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, Capitalink's analyses and estimates are inherently subject to substantial uncertainty.

   Each of the analyses conducted by Capitalink was carried out in order to provide a different perspective on the Offer and Merger, and to enhance the total mix of information available. Capitalink did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to the fairness, from a financial point of view, of the Offer and Merger to Promotions.com `s stockholders. Capitalink did not place any particular reliance or weight on any individual analysis, but instead concluded that its analyses, taken as a whole, supported its determination. Accordingly, Capitalink believes that its analyses must be considered as a whole and that selecting portions of its analyses or the factors it considered, without considering all analyses and factors collectively, could create an incomplete and misleading view of the process underlying the analyses performed by Capitalink in connection with the preparation of its opinion.

   The summary of Capitalink's analysis described below is not a complete description of the analysis underlying Capitalink's opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Capitalink made qualitative judgments as to the relevance of each analysis and factor that it considered. Accordingly, Capitalink believes that its analysis must be considered as a whole and that selecting portions of its analysis and factors, or focusing on information presented in tabular format, without considering all of the analysis and factors contained in the narrative description that follows, could result in an incomplete and misleading view of the processes underlying its analysis and opinion.

Capitalink analyzed the fairness of the Merger using the following methodologies:

   Historical Financial Data Analysis.

   Capitalink reviewed and analyzed certain financial information for both Promotions.com and iVillage: (i) as reported in the respective annual reports on Form 10-K and quarterly reports on Form 10-Q, including audited and unaudited financial statements; and (ii) as provided by Promotions.com and iVillage and not reported in their public filings.

   Historical Stock Price Analysis.

   Capitalink reviewed the daily closing market price and trading volume of the Common Stock over the period from February 12, 2001 through February 11, 2002 (one day prior to first public announcement of the Proposed Transaction). Capitalink reviewed the daily closing market price and trading volume of iVillage's common stock over the period from March 14, 2001 through March 14, 2002. Capitalink compared the daily closing market price performance of both Promotions.com's and iVillage's common stock for the respective periods to each of the Promotions.com Comparable Companies (as defined below) and the iVillage Comparable Companies (as defined below), respectively, and the Russell 3000 Index. Capitalink calculated total trading volumes at various closing price ranges for each. In addition, the number of trading days, and the respective percentages, at certain trading volume, were set forth. Capitalink noted that the iVillage common stock prices at March 14, 2002 and February 11, 2002, were $2.36 and $2.47, respectively.

   In addition, Capitalink compared the daily closing market price and trading volume of the Common Stock, iVillage common stock and the Russell 3000 Index over the period commencing February 12, 2001 through February 11, 2002. Capitalink noted that during the period under review, the Common Stock rose 78.7%, while the iVillage common stock rose 34.2% and the Russell 3000 Index declined 15.7%.

   Merger Consideration Analysis.

   Capitalink reviewed the range of Base Prices, calculating aggregate iVillage shares of common stock issuable to Promotions.com's stockholders and aggregate percentage of ownership by Promotions.com stockholders in iVillage based upon the range of Base Prices. In addition, Capitalink calculated the consideration payable to a Promotions.com stockholder owning 100 shares of Promotions.com common stock across the range of Base Prices.

   Capitalink also reviewed and calculated the above information based upon the closing and trailing five day average closing prices as of March 14, 2002 - $2.36 and $2.40, respectively, and February 11, 2002 - $2.43 and $2.57, respectively.

   Selected Comparable Company Analysis.

   The selected comparable company analysis involved the review of publicly traded companies deemed comparable to Promotions.com (the "Promotions.com Comparable Companies") or iVillage (the "iVillage Comparable Companies", collectively, the "Comparable Companies"). Capitalink reviewed certain financial information relating to each of Promotions.com or iVillage in the context of the corresponding financial information, ratios and public market multiples for the respective Comparable Companies. No company used in Capitalink's analysis was deemed to be identical or directly comparable to Promotions.com or iVillage, as the case may be; accordingly, Capitalink considered the multiples for the Comparable Companies, taken as a whole, to be more relevant than the multiples of any single company.

   The Promotions.com Comparable Companies utilized were: Aptimus, Inc., CoolSavings, Inc., DoubleClick, Inc., Digital Impact, Inc., Engage, Inc., L90, Inc., and 24/7 Real Media.

   The iVillage Comparable Companies utilized were: Alloy, Inc., Crosswalk.com Inc., CNET Networks, Bankrate, Inc., Snowball.com, Inc., and SportsLine.com, Inc.

   Based on publicly available information, Capitalink reviewed the following financial information for each of the Comparable Companies: enterprise value, market value, total invested capital, revenue, common equity, net tangible common equity, and selected financial ratios. The review and analysis for Promotions.com and iVillage were as of February 11, 2002 and March 14, 2002, respectively. The earlier date utilized in the Promotions.com's analysis removes the announcement of the Proposed Transaction's influence on Promotions.com's indicated value. Subsequent to such review and based on the respective market value, total invested capital or enterprise value as of March 14, 2002 or February 11, 2002, Capitalink calculated and compared the following multiples for each of the Comparable Companies. Due to Promotions.com's negative enterprise value as of February 11, 2002 (based on LTM September 2001 financials), enterprise value multiples with respect to Promotions.com are not applicable.

                      Promotions.com Comparable Companies


                                                                                        PRMO   High    Mean    Median   Low
                                                                                        ----   ----    ----    ------   ---
Market Value as Multiple of:
 Last Twelve Months ("LTM") Revenue.................................................    0.8x    3.3x    1.3x    1.3x    0.1x
 Est. Current Fiscal Year ("CFY") Revenue...........................................    1.5     3.9     2.6     2.6     1.3
 Common Equity......................................................................    1.0     4.7     1.5     0.8     0.2
 Net Tangible Equity................................................................    1.0     2.1     0.9     0.5     0.4
Total Invested Capital as Multiple of:
 LTM Revenue........................................................................    0.9     3.9     1.6     1.4     0.1
 CFY Revenue........................................................................    1.6     4.6     3.0     3.0     1.4
 Total Assets.......................................................................    0.7     1.5     0.8     0.7     0.2
Enterprise Value as Multiple of:
 LTM Revenue........................................................................     na     2.6     0.9     0.6     0.0
 CFY Revenue........................................................................     na     3.1     1.9     1.9     0.7
 Total Assets.......................................................................     na     1.0     0.5     0.5     0.0

                         iVillage Comparable Companies


                                                                                        iVillage   High    Mean    Median   Low
                                                                                        --------   ----    ----    ------   ---
Market Value as Multiple of:
 LTM Revenue........................................................................      2.1x      3.8x    2.0x    1.4x    1.0x
 CFY Revenue........................................................................      1.7       3.3     2.6     3.3     1.3
 Common Equity......................................................................      1.1       4.5     2.1     1.5     0.9
 Net Tangible Equity................................................................      2.2       5.3     3.2     3.7     1.0
Total Invested Capital as Multiple of:
 LTM Revenue........................................................................      2.1       3.9     2.2     1.6     1.2
 CFY Revenue........................................................................      1.7       4.0     3.0     3.4     1.5
 Total Assets.......................................................................      0.9       2.7     1.4     1.2     0.6
Enterprise Value as Multiple of:
 LTM Revenue........................................................................      1.6       3.8     1.7     1.1     0.5
 CFY Revenue........................................................................      1.3       3.5     2.5     3.3     0.9
 Total Assets.......................................................................      0.7       2.6     1.1     0.9     0.2


   As noted above, none of the Comparable Companies is identical or directly comparable to Promotions.com or iVillage. Accordingly, Capitalink considered the multiples for such companies, taken as a whole, to be more relevant than the multiples of any single company. Further, an analysis of publicly traded comparable companies is not mathematical; rather, it involves complex consideration and judgments concerning differences in financial and operating characteristics of the Comparable Companies and other factors that could affect the public trading of the Comparable Companies.

   Selected Comparable Transaction Analysis.

   The selected comparable transaction analysis involves a review of merger, acquisition and asset purchase transactions involving companies that are in related industries to either Promotions.com or iVillage, as the case may be (the "Comparable Transactions"). Information is typically not disclosed for transactions involving a private seller, even when the buyer is a public company, unless the acquisition is deemed to be "material" for the acquiror. As a result, the selected comparable transaction analysis is limited to transactions involving the acquisition of a public company, or substantially all of its assets, or the acquisition of a large private company, or substantially all of its assets, by a public company.

   Capitalink located eight transactions since November 2000 involving companies in industries similar to Promotions.com, where financial data of the acquired company and the terms of the transaction were disclosed (the "Promotions.com Comparable Transactions"). The Promotions.com Comparable Transactions are as follows:

                    Acquiror                            Target
                    --------                            ------
               Divine, Inc.                         Delano Technology Corp.
               ValueClick, Inc                      Be Free, Inc.
               Cross Media Marketing                Lifeminders, Inc.
               ValueClick, Inc                      Mediaplex
               Warburg Pincus & Co.                 Cobalt Group, Inc.
               United New Ventures                  MyPoints.com
               SEAT Pagine Gialle SpA               NetCreations Inc.
               ValueClick, Inc.                     ClickAgents.com

   Capitalink located five transactions since October 2000 involving companies in industries similar to iVillage, where financial data of the acquired company and the terms of the transaction were disclosed (the "iVillage Comparable Transactions"). The iVillage Comparable Transactions are as follows:

                    Acquiror                            Target
                    --------                            ------
               Universal Music Group                Emusic.com, Inc.
               National Broadcasting Corp.          NBC Internet
               iVillage                             Women.com
               W. Atlee Burpee & Co.                Garden.com
               Primedia, Inc.                       About.com


   Based on the information disclosed in the each of the Comparable Transactions, Capitalink calculated and compared (i) enterprise value and (ii) price paid as multiples of (x) revenue, (y) total assets, and (z) net tangible equity. The multiples were derived by dividing either the total enterprise value (price paid for equity plus interest bearing debt less cash and marketable securities), or the price paid, by items (x), (y), and (z) above.


                                               Promotions.com Comparable Transactions
                                               -------------------------------------------------------------------------------------
                                                                                               PRMO   High    Mean    Median    Low
                                                                                               ----   ----    ----    ------   ----
Market Value as Multiple of:
 LTM Revenue...............................................................................    0.2x   4.5x    1.3x     1.0x    0.2x
 Total Assets..............................................................................     0.1    3.1     0.8      0.4     0.1
 Net Tangible Equity.......................................................................     0.1    6.8     1.4      0.6     0.1
Enterprise Value as Multiple of:
 LTM Revenue...............................................................................     1.2    5.5     2.0      1.8     0.6
 Total Assets..............................................................................     0.8    3.5     1.1      0.6     0.4
 Net Tangible Equity.......................................................................     1.0    7.7     2.0      1.0     0.7



                                                  iVillage Comparable Transactions
                                                  ----------------------------------------------------------------------------------
                                                                                           iVillage   High    Mean    Median    Low
                                                                                           --------   ----    ----    ------   ----
Market Value as Multiple of:
 LTM Revenue...........................................................................       na      7.1x    2.4x     0.8x    0.2x
 Total Assets..........................................................................       na       2.3     0.8      0.6     0.1
 Net Tangible Equity...................................................................       na       4.4     2.1      1.2     0.2
Enterprise Value as Multiple of:
 LTM Revenue...........................................................................       na       6.6     2.4      0.8     0.2
 Total Assets..........................................................................       na       2.1     0.7      0.4     0.1
 Net Tangible Equity...................................................................       na       8.0     2.6      0.7     0.2


   None of the Comparable Transactions are identical to the Offer and Merger. Accordingly, an analysis of comparable business combinations is not mathematical; rather it involves complex considerations and judgements concerning differences in financial and operating characteristics of the Comparable Transactions and other factors that could affect the respective acquisition values.

   Acquisition Premiums Analysis.

   Capitalink reviewed the acquisition premiums offered in (i) the Promotions.com Comparable Transactions, and (ii) acquisitions since June 2001 with a deal size less than $25 million, excluding acquisitions at a discount (the "Recent Acquisitions"). Capitalink reviewed the one-day, five-day, one month, and two month (Promotions.com Comparable Transactions only) premiums and compared them to the range of premiums in the Offer and Merger.

                     Promotions.com Comparable Transactions


                                                                                         PRMO     High      Mean    Median     Low
Implied Premium:                                                                                  ----      ----               ---
 One Day Premium....................................................................      3.6%    79.5%    39.0%    37.5%    -11.0%
 Five Day Premium...................................................................     74.0%    87.1%    37.1%    27.5%    -12.9%
 One Month Premium..................................................................      0.0%   300.0%    63.2%    28.8%    -14.1%
 Two Month Premium..................................................................    135.1%   208.2%    36.7%    -3.4%    -27.0%

                              Recent Acquisitions


                                                                                           PRMO     High      Mean    Median    Low
Implied Premium:                                                                                    ----      ----              ---
 One Day Premium.......................................................................     3.6%   410.0%    73.3%    53.3%    5.7%
 Five Day Premium......................................................................    74.0%   537.5%    91.5%    70.9%    5.7%
 One Month Premium.....................................................................     0.0%   410.0%    86.7%    68.3%    0.0%

   Neither the Promotions.com Comparable Transactions or the Recent Acquisitions is identical to the Offer and Merger. Accordingly, an analysis of comparable business combinations is not mathematical, rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the Promotions.com Comparable Transactions and the Recent Acquisitions and other factors that could affect the respective acquisition values.

   Premiums Paid Analysis.

   The premiums paid analysis involves the comparison of the consideration in the Offer and Merger to the average closing price of Promotions.com's common stock over varying time periods prior to February 11, 2002.

                                                                    Implied
                                                                    Premium
                                                                    -------
          As of February 11, 2002 ...............................      3.6%
          One Day Prior .........................................     13.0%
          Average 5 Days Prior ..................................     25.0%
          Average 10 Days Prior .................................     34.3%
          Average 20 Days Prior .................................     31.1%
          Average 30 Days Prior .................................     33.6%
          Average 60 Days Prior .................................     79.9%
          Average 90 Days Prior .................................    114.4%
          Average Six Months Prior ..............................    149.0%
          Average One Year Prior ................................    160.1%

   Capitalink noted that the Proposed Transaction represented a premium for all periods reviewed and a significant premium prior to January 1, 2002.

   Capitalink performed a variety of financial and comparative analyses for the purpose of rendering its opinion. While the foregoing summary describes all material analyses and factors reviewed by Capitalink, it does not purport to be a complete description of the presentations by Capitalink to the Board or the analyses performed by Capitalink in arriving at its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Capitalink believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create a misleading view of the processes underlying the opinion. In addition, Capitalink may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any particular analysis described above should not be taken to be Capitalink's view of the actual value of Promotions.com or iVillage. In performing its analyses, Capitalink made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Promotions.com and iVillage. The analyses performed by Capitalink are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses or assets do not purport to be appraisals or to necessarily reflect the prices at which businesses or assets may actually be sold. The analyses performed were prepared solely as part of Capitalink's analysis of the fairness of the consideration to be received in the Offer and Merger, from a financial point of view, to the stockholders of Promotions.com, and were provided to the Board solely in connection with the delivery of the Capitalink opinion.

   In connection with the issuance of its opinion, Capitalink received a fee of $45,000. Promotions.com has agreed to reimburse Capitalink for its expenses incurred in connection with its engagement and to indemnify Capitalink and its affiliates against certain liabilities that may arise out of the rendering of the its opinion.

   Capitalink is an investment banking firm that, as part of its investment banking business, regularly is engaged in the evaluation of businesses and their securities in connection with mergers, acquisitions, and private placements.

   (c) Intent to Tender. To Promotions.com's knowledge after reasonable inquiry, all of Promotions.com's executive officers, directors and affiliates intend to tender all Shares held of record or beneficially owned by them pursuant to the Offer (other than shares underlying options to acquire shares of Common Stock).

   As an inducement to iVillage to enter into the Merger Agreement with Promotions.com, the Participating Stockholders, who in the aggregate own approximately 42% of the outstanding Shares, have each entered into a Stockholders Agreement with iVillage pursuant to which, among other things, they have agreed to tender all of the Shares owned by each Participating Stockholder.

   A summary of the material provisions of the Stockholders Agreements is included in Item 3 of this Schedule 14D-9, and is incorporated herein by reference. The summary is qualified in its entirety by reference to the form of Stockholders Agreement, a copy of which is filed herewith as Exhibit (e)(5) and is incorporated herein by reference, and to the Berg Agreement, a copy of which is filed herewith as Exhibit (e)(6) and is incorporated herein by reference.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

   Promotions.com and Allen & Company originally entered into an engagement letter dated July 20, 1999 in which Allen & Company agreed to provide general financial advisory services to Promotions.com. This arrangement was later terminated by Promotions.com in July 2001. Pursuant to a letter agreement dated January 14, 2002 (the "Letter Agreement"), Promotions.com retained Allen & Company to provide a fairness opinion to the Board regarding the fairness of the consideration to be paid to the Promotions.com stockholders from a financial point of view in connection with the Offer and the Merger. Pursuant to the terms of Allen & Company's engagement, Promotions.com agreed to pay Allen & Company for its services an aggregate fee equal to $75,000. Promotions.com has also agreed to reimburse Allen & Company for its expenses, including reasonable fees and disbursements of Allen & Company's counsel, incurred in performing its services for an amount not in excess of $5,000, and to indemnify Allen & Company and certain related parties against certain liabilities arising out of Allen & Company's engagement. In the ordinary course of business, Allen & Company and its affiliates may actively trade the securities of Promotions.com for its and such affiliates' own accounts and for the accounts of customers and, accordingly, may at any time hold long or short positions in such securities.

   After learning on March 10, 2002 of iVillage's March 7, 2002 agreement with Allen & Company, the Board held a meeting that evening at which the Board determined that, while it had no evidence that Allen & Company's relationship with iVillage impacted its fairness opinion to Promotions.com, in light of the appearance of a potential conflict of interest, the Board desired an opinion of a new independent financial advisor that the consideration that Promotions.com stockholders would receive in the Offer and the Merger is fair, from a financial point of view, to Promotions.com stockholders. On March 11, 2002, Promotions.com engaged Capitalink, L.C., from whom Promotions.com had received a proposal and whom the Board had previously considered prior to selecting Allen & Company during the week of December 17, 2001, to review the Offer and the Merger, conduct its own due diligence and advise the Board with respect to the fairness of the Offer and the Merger, from a financial point of view, to Promotions.com stockholders. Capitalink indicated in its engagement letter that it had never had a business relationship with iVillage and would not negotiate to enter into such a relationship prior to completion of the Offer. Pursuant to the engagement letter, Promotions.com agree to pay Capitalink for its services an aggregate fee equal to $45,000. Promotions.com has also agreed to reimburse Capitalink for its expenses incurred in connection with its engagement, and to indemnify Capitalink and its affiliates against certain liabilities that may arise out of Capitalink's rendering of its opinion. No adjustment to the determination of net cash was made as a result of the payment to Capitalink.

   A summary of the material provisions of the agreement between iVillage and D.F. King & Co., in its capacity as Information Agent, is included in the Prospectus and is incorporated herein by reference.

   A summary of the material provisions of the agreement between iVillage and Continental Stock Transfer and Trust Company in its capacity as Depositary and Exchange Agent, is included in the Prospectus and is incorporated herein by reference.

   Except as disclosed herein, neither Promotions.com nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer.

Item 6. Interest in Securities of the Subject Company.

   Except as described in the Information Statement that is attached as Annex C to this Schedule 14D-9 and is incorporated herein by reference, no transactions in shares of Common Stock have been effected during the past 60 days by Promotions.com or, to the best of Promotions.com's knowledge, by any executive officer, director or affiliate of Promotions.com, except that certain individuals named in Item 3 hereto have entered into the Stockholders Agreements. A summary of the material provisions of the Stockholders
Agreements is included in Item 3 of this Schedule 14D-9, and is incorporated herein by reference. The summary is qualified in its entirety by reference to the form of Stockholders Agreement, a copy of which is filed herewith as Exhibit (e)(5) and is incorporated herein by reference and to the Berg Agreement, a copy of which is filed herewith as Exhibit (e)(6) and is incorporated herein by reference.

Item 7. Purposes of the Transaction and Plans or Proposals.

   Except as set forth in this Schedule 14D-9, Promotions.com is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for, or other acquisition of, Promotions.com's securities by Promotions.com or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Promotions.com; (3) a purchase, sale, or transfer of a material amount of assets of Promotions.com; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of Promotions.com.

   Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8. Additional Information.

   Short Form Merger. If, after consummation of the Offer, Purchaser owns at least 90% of the Shares then outstanding, iVillage and Purchaser believe that they will be able to cause the Merger to occur without a vote of Promotions.com's stockholders. If, however, after consummation of the Offer, Purchaser owns less than 90% of the Shares then outstanding, a meeting of Promotions.com's stockholders will be required under the DGCL to approve the Merger. In such event, however, Purchaser would own, as a result of successful completion of the Offer, enough Shares to approve the Merger in accordance with the DGCL and Promotions.com's Certificate of Incorporation without the vote of any other stockholder.

   Appraisal Rights. If the Merger is consummated, Promotions.com stockholders may have the right to dissent and demand appraisal of their Shares under the DGCL. Under the DGCL, dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the Per Share Amount, the consideration per share to be paid in the Merger and the market value of the Shares, including asset values and the investment values of the Shares. Stockholders should recognize that the value so determined could be higher or lower than the Per Share Amount paid pursuant to the Offer or the Merger.

   Stockholders who wish to exercise dissenters' rights in connection with the Merger need not take any action at this time. If the Offer is consummated, Promotions.com will distribute to the remaining stockholders additional information on the procedures to be followed to perfect their dissenters' rights.

   THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING STOCKHOLDERS DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF PROCEDURES TO BE FOLLOWED BY STOCKHOLDERS DESIRING TO EXERCISE THEIR DISSENTERS' RIGHTS. FAILURE TO FOLLOW THE STEPS REQUIRED BY THE DGCL FOR PERFECTING DISSENTERS' RIGHTS MAY RESULT IN THE LOSS OF THOSE RIGHTS.

   Delaware Business Combination Statute. Section 203 of the DGCL prevents certain "business combinations" with an "interested stockholder" (generally, any person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. The Board approved the Merger Agreement, the Offer, the Merger and the transactions contemplated by the Merger Agreement, in addition to the acquisition by iVillage of certain rights with respect to approximately 42% of the Shares under the Stockholders Agreements.

   Section 14(f) Information Statement. The Information Statement attached as Annex C hereto is being furnished in connection with the possible designation by iVillage, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of Promotions.com's stockholders.

Item 9. Exhibits.

 Exhibit No.                                 Description
  -----------                                -----------
   (a)(1)     Prospectus, dated March 19, 2002 (incorporated herein by reference to
              Exhibit (a)(4) to Schedule TO filed by Virgil Acquisition Corp. and
              iVillage Inc. on March 19, 2002).
   (a)(2)     Form of Letter of Transmittal (incorporated herein by reference to
              Exhibit (a)(1)(A) to Schedule TO filed by Virgil Acquisition Corp. and
              iVillage Inc. on March 19, 2002).
   (a)(3)     Letter to Stockholders of Promotions.com, Inc., dated March 19, 2002,
              (included with Schedule 14D-9 mailed to Stockholders of Promotions.com,
              Inc.).
   (e)(1)     Agreement and Plan of Merger, dated as of February 11, 2002, among
              iVillage Inc., Virgil Acquisition Corp. and Promotions.com, Inc.
              (incorporated herein by reference to Exhibit (d)(1) to Schedule TO filed by Virgil Acquisition Corp. and iVillage Inc. on March 19, 2002).
   (e)(2)     Amendment No. 1 to Agreement and Plan of Merger, dated as of March 13,
              2002, among iVillage Inc., Virgil Acquisition Corp. and Promotions.com,
              Inc. (incorporated by reference to Exhibit (d)(2) to Schedule TO filed by
              Virgil Acquisition Corp. and iVillage Inc. on March 19, 2002).
   (e)(3)     Opinion of Allen & Company, dated February 11, 2002, to the Board of
              Directors of Promotions.com, Inc., attached hereto as Annex A (included with Schedule 14D-9 mailed to Stockholders of Promotions.com).
   (e)(4)     Opinion of Capitalink, L.C., dated March 15, 2002, to the Board of
              Directors of Promotions.com, Inc., attached hereto as Annex B (included with Schedule 14D-9 mailed to stockholders of Promotions.com).
   (e)(5)     Form of Stockholders Agreement, dated as of February 11, 2002, by and between iVillage Inc. and certain stockholders of Promotions.com, Inc.
              (incorporated herein by reference to Exhibit (d)(3) to Schedule TO filed by Virgil Acquisition Corp. and iVillage Inc. on March 19, 2002).
   (e)(6)     Berg Agreement, dated as of February 11, 2002, by and between iVillage
              Inc. and Ian J. Berg (incorporated herein by reference to Exhibit (d)(4)
              to Schedule TO filed by Virgil Acquisition Corp. and iVillage Inc. on
              March 19, 2002).

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                PROMOTIONS.COM, INC.

                                By: /s/ STEVEN KREIN
                                    -------------------------------------------
                                    Name: Steven Krein
                                    Title: Chairman and Chief Executive Officer

Dated: March 19, 2002

                                                                        ANNEX A


                  [Letterhead of Allen & Company Incorporated]


                               February 11, 2002

The Board of Directors
Promotions.com, Inc.
268 West 44th Street
New York, NY 10036

Members of the Board of Directors:

   We hereby confirm, as of the date hereof, our opinion as to the fairness, from a financial point of view, of the Consideration (as defined below) to be received in the Proposed Transaction (as defined below) by the stockholders of Promotions.com, Inc. (the "Company") that we presented to the Board of Directors of the Company (the "Board") on the date hereof.

   We understand that iVillage Inc. ("iVillage") and the Company have entered into an Agreement and Plan of Merger, dated as of February 12, 2002 (the "Agreement"), pursuant to Which the Company will be merged with a wholly-owned subsidiary of iVillage (the "Proposed Transaction") and the stockholders of the Company will exchange their outstanding shares of the Company's common stock, par value $0.01 per share (the "Company Common Stock"), for the right to receive shares of iVillage's common stock, par value $0.01 per share (the "iVillage Common Stock") and cash in such amounts, and subject to the terms and conditions, as are set forth in the Agreement (the "Consideration"). The terms of the Proposed Transaction are set forth in more detail in the Agreement.

   We have been requested by the Board to render our opinion as of the date hereof (the "Opinion") with respect to the fairness, from a financial point of view, to the Company's stockholders of the Consideration to be received by such shareholders in the Proposed Transaction. We have not been requested to perform an appraisal of the Company's business or assets or to opine as to, and our Opinion does not in any manner address, the Company's underlying business decision to enter into the Agreement or to proceed with or effect the Proposed Transaction.

   The Company has consented that, for purposes of formulating the Opinion, Allen may assume that the Proposed Transaction will be consummated in all material respects in accordance with the terms of the draft Agreement provided for our review, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party consents and approvals for the Proposed Transaction, no limitations, restrictions or conditions will be imposed that will have a material adverse effect on the Company, iVillage or the contemplated benefits of the Proposed Transaction.

   We, as part of our investment banking business, are regularly engaged in the valuation of businesses and their securities in connection with tender offers, mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We will receive a fee in connection with services provided in rendering our Opinion pursuant to our engagement agreement with the Company. We note that in the past Allen has provided financial advisory services to iVillage in connection with projects unrelated to the Proposed Transaction and that Allen may also provide financial advisory services to iVillage in the future. In addition, in the ordinary course of our brokerage business, we or our affiliates may have long or short positions, for our own account or for those of our clients, in the securities of the Company and/or iVillage.

   In connection with delivering our Opinion, we:

     (i) reviewed and analyzed the terms of the Proposed Transaction, including the draft of the Agreement and drafts of the agreements ancillary thereto;

     (ii) reviewed and analyzed historical publicly available business information and financial results of the Company and iVillage, including Securities and Exchange Commission filings of each of the Company and iVillage;

     (iii) reviewed and analyzed non-public operating and financial information of the Company and iVillage provided by the management of the Company and iVillage;

     (iv) reviewed and analyzed information regarding the past and current operations and financial conditions and the business prospects of the Company and iVillage;

     (v) held discussions with senior executives of the Company and iVillage relating to strategic, financial and operational benefits anticipated from the Proposed Transaction;

     (vi) reviewed and analyzed historical market prices and trading volumes for the Company Common Stock and the iVillage Common Stock;

     (vii) reviewed and analyzed projections as to the future operating and financial performance of the Company and iVillage as provided by the management of the Company and iVillage, respectively;

     (viii) reviewed and analyzed financial and operating data for selected publicly traded companies we deemed comparable to the Company and iVillage;

     (ix) reviewed and analyzed publicly available financial information relating to selected comparable merger and acquisition transactions;

     (x) reviewed and analyzed research reports relating to each of the Company and iVillage and companies which we deemed comparable to the Company and iVillage;

     (xi) reviewed and analyzed certain other information concerning the specialized online marketing industry; and

     (xii) performed such other analyses and reviewed such other information as we deemed appropriate, including trends prevailing in relevant industries and financial markets.

   We have assumed and relied upon the accuracy and completeness of the financial and other information used by us in arriving at our Opinion without independent verification, and have further relied upon the assurances of management of the Company and iVillage that they are not aware of any facts that would make such information inaccurate or misleading. In arriving at our Opinion, we neither performed nor obtained any evaluations or appraisals of the assets or liabilities of the Company or iVillage, and we did not perform or obtain any evaluations or appraisals of the Company' or iVillage's physical properties and facilities, sales marketing or service organizations. With respect to the financial projections provided to us, we have assumed that they have been reasonably prepared in good faith reflecting the best currently available estimates and judgments of the management of the Company and iVillage as to the future operating and financial performance of the Company and iVillage, respectively. In addition to our review and analyses of the specific information set forth above, our opinion herein reflects and gives effect to our assessment of general economic, monetary, market and industry conditions existing as of the date hereof as they may affect the business and prospects of the Company and iVillage.

   Our Opinion rendered herein does not constitute a recommendation of the Proposed Transaction over any other alternative transaction which may be available to the Company. The Opinion contained herein relates to the fairness from a financial point of view of the Consideration to be received in the Proposed Transaction by the stockholders of the Company and does not address any other aspect of the Proposed Transaction or any related transaction and does not constitute a recommendation to any stockholder of the Company as to whether to accept the Consideration in connection with the Proposed Transaction. We are not expressing any opinion as to the prices at which the stock of the Company or iVillage will actually trade at any time. It is understood that this letter is for the information of the Board and may not be used for any other purpose without our prior written consent, except that this letter may be included in its entirety in any filing made by the Company with the Securities and Exchange Commission with respect to the Proposed Transaction.

   Based on the foregoing and subject to the qualifications stated herein, we are of the Opinion that, as of the date hereof, the Consideration to be received in the Proposed Transaction by the stockholders of the Company is fair to the stockholders of the Company from a financial point of view.


                                Very truly yours,

                                ALLEN & COMPANY INCORPORATED

                                By: /s/ Kim M. Wieland
                                    ------------------------
                                    Kim M. Wieland
                                    Managing Director

                                                                        ANNEX B

                        [LETTERHEAD OF CAPITALINK, L.C.]


March 15, 2002

Board of Directors
Promotions.com, Inc.
268 West 44th Street
4th Floor
New York, NY 10036

Dear Sirs:

   We have been advised that, pursuant to an Agreement and Plan of Merger, dated as of February 11, 2002 and amended March 14, 2002, by and among iVillage, Inc. ("iVillage"), Virgil Acquisition Corp. ("Virgil"), and Promotions.com, Inc. (the "Company") (the "Agreement"), iVillage, through Virgil, is offering to exchange a fraction of a share of iVillage common stock designed to have a value of $0.23 and $0.64 in cash for each share of Company common stock that is validly tendered and not properly withdrawn (the "Exchange Offer"). If completed, the Exchange Offer will be followed by a merger of Virgil into the Company in which each share of Company common stock will be converted into the same consideration offered in exchange for each share of Company common stock in the Exchange Offer. The Special Committee has retained Capitalink, L.C. ("Capitalink") to render an opinion as to whether the consideration as set forth in the Agreement is fair, from a financial point of view, to the stockholders of the Company.

   The transaction described above is referred to as the "Proposed Transaction." We have not been requested to opine as to, and our opinion does not in any manner address, the underlying business decision of the Company to proceed with or effect the Proposed Transaction. In addition, we have not been requested to explore any alternatives to the Proposed Transaction.

   In arriving at our opinion, we took into account its assessment of general economic, market and financial conditions as well as our experience in connection with similar transactions and securities valuations generally and, among other things, reviewed documents relating to the Proposed Transaction, including (i) the Agreement, (ii) the Berg Stockholder Agreement dated as of February 11, 2002 by and among iVillage, Virgil and Ian J. Berg, (iii) the Stockholder Agreement dated as of February 11, 2002 by and among iVillage, Virgil and certain stockholders of the Company, (iv) the Rights Agreement between the Company and American Stock Transfer & Trust Company, dated as of June 28, 2001, and Amendment No. 1, dated as of February 11, 2002, (v) the draft Solicitation/Recommendation Statement on Schedule 14D-9, dated March 12, 2002, and (vi) the draft Registration Statement on Form S-4, dated March 14, 2002 (the "Draft S-4").

   We also (i) reviewed publicly available financial information and other data with respect to the Company, including the report on form 10-Q for the quarterly period ended September 30, 2001, and the Annual Report on Form 10-K for the fiscal year ended December 31, 2000, (ii) reviewed the Company's draft Annual Report on Form 10-K for the fiscal year ended December 31, 2001 dated March 12, 2002, (iii) reviewed publicly available information and other data with respect to iVillage, including the report on Form 10-Q for the quarterly period ended September 30, 2001, the Annual Report on Form 10-K for the fiscal year ended December 31, 2000, the Current Report on Form 8-K, dated February 15, 2002, and other publicly available information deemed appropriate, (iv) reviewed draft iVillage audited financial statements for the fiscal year ended December 31, 2001 and other financial and operational information included in the Draft S-4, (v) reviewed and analyzed certain financial characteristics of companies that were deemed to have characteristics comparable to those of the Company or those of iVillage, (vi) reviewed and analyzed certain financial terms of transactions involving target companies deemed to have characteristics comparable to the Company or iVillage, (vii) reviewed and analyzed the premiums paid in certain other transactions, (viii) reviewed and discussed with representatives of the management of the Company and iVillage certain financial and operating information furnished by them, including financial analyses and projections and related assumptions with respect to the business, operations and prospects of the Company or iVillage,

(ix) considered the historical financial results and present financial condition of the Company and iVillage, (x) reviewed certain publicly available information concerning the trading of, and the trading market for, the common stock of the Company, iVillage and companies deemed comparable, (xi) inquired about and discussed the Proposed Transaction and other matters related thereto with Company management and its legal counsel, and (xii) performed such other analyses and examinations as were deemed appropriate.

   In arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was used without assuming any responsibility for any independent verification of any such information and further relied upon the assurances of Company management that it is not aware of any facts or circumstances that would make any such information inaccurate or misleading. With respect to the financial projections utilized, we assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments, and that such projections provide a reasonable basis upon which it could form an opinion. In arriving at our opinion, we did not make a physical inspection of the properties and facilities of the Company or iVillage, and have not made or obtained any evaluations or appraisals of the assets and liabilities (contingent or otherwise) of the Company or iVillage. We assumed that the Proposed Transaction will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statues, rules and regulations. In addition, based upon discussions with the Company, it is assumed that the Proposed Transaction will be a taxable event to the Company stockholders. We have also assumed, with your consent, that the Proposed Transaction will be consummated in accordance with the terms described in the Agreement, without any further amendments thereto, and without waiver by the Company of any of the conditions to any obligations thereunder or that any such revisions or waivers thereto will not be detrimental to the Company's stockholders.

   Our opinion is necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, March 14, 2002. Accordingly, although subsequent developments may affect our opinion, we have not assumed any obligation to update, review or reaffirm our opinion.

   Our opinion is for the use and benefit of the Board in connection with its consideration of the Offer and Merger and is not intended to be and does not constitute a recommendation to any stockholder of the Company as to whether to accept the consideration in connection with the Proposed Transaction or as to how such stockholder should vote with respect to the Merger, if such a vote is required. We do not express any opinion as to the underlying valuation or future performance of the Company or iVillage or the price at which the Company or iVillage common stock would trade at any time in the future.

   Based upon and subject to the foregoing, it is our opinion that, as of the date of this letter, the consideration in the Proposed Transaction is fair to the Company's stockholders from a financial point of view.

   In connection with our services, we have previously received a retainer and will receive the balance of our fee upon the rendering of this opinion. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering this opinion.

   Our opinion is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction and may not be used by the Company for any other purpose or reproduced, disseminated, quoted or referred to by the Company at any time, in any manner or for any purpose, without the prior written consent of Capitalink, except that this opinion may be reproduced in full in, and references to the opinion and to Capitalink and its relationship with the Company may be included in, any proxy materials, registration statements or other materials relating to the Proposed Transaction that the Company files with the U.S. Securities and Exchange Commission.


                                Very truly yours,


                                CAPITALINK, L.C.

                                                                        ANNEX C


                              PROMOTIONS.COM, INC.
                              268 WEST 44TH STREET
                                   4TH FLOOR
                            NEW YORK, NEW YORK 10036

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

   This information statement ("Information Statement") is being mailed on or about March 19, 2002 as part of the Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Schedule 14D-9") to holders of record of shares of common stock, par value $0.001 (the "Common Stock" or the "Shares"), of Promotions.com, Inc., a Delaware corporation ("Promotions.com" or the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by iVillage Inc., a Delaware corporation ("iVillage"), to a majority of seats on the Board of Directors of Promotions.com (the "Board"). As of February 11, 2002, Promotions.com entered into an Agreement and Plan of Merger (such agreement, as amended by Amendment No. 1 thereto dated as of March 13, 2002, is referred to herein as the "Merger Agreement") among iVillage, Virgil Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of iVillage, and Promotions.com pursuant to which Purchaser is required to commence a tender offer for all of the issued and outstanding shares of Common Stock, together with associated preferred share purchase rights issued by Promotions.com pursuant to the Rights Agreement, dated as of June 28, 2001, between Promotions.com and American Stock Transfer & Trust Company, at a price per share consisting of a fraction of a share of iVillage common stock designed to have a value of $0.23 and $0.64 to the seller in cash (the "Per Share Amount"), upon the terms and conditions set forth in Purchaser's Prospectus, dated March 19, 2002, and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer"). Copies of the Prospectus and the Letter of Transmittal have been mailed to Promotions.com's stockholders and are filed as Exhibits (a)(4) and (a)(1)(A), respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the "Schedule TO") filed by Purchaser and iVillage with the Securities and Exchange Commission (the "SEC") on March 19, 2002. The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law ("DGCL"), Purchaser will be merged with and into Promotions.com (the "Merger"). Following consummation of the Merger, Promotions.com will continue as the surviving corporation (the "Surviving Corporation") and will be a wholly owned subsidiary of iVillage. At the effective time of the Merger (the "Effective Time"), each issued and outstanding Share (other than Shares that are owned by iVillage, Purchaser, any of their respective subsidiaries, Promotions.com, and Shares held by stockholders of Promotions.com who perfect their dissenters' rights granted pursuant to the Merger Agreement and/or rights under the DGCL, which rights apply to the Merger but not the Offer) will be converted into the same consideration paid in exchange for each share of Common Stock in the Offer.

   Purchaser commenced the Offer on March 19, 2002. The Offer is scheduled to expire at 12:00 midnight, New York City time, on April 15, 2002, unless it is extended by Purchaser in accordance with the terms and conditions of the Merger Agreement.

   The Merger Agreement provides that, upon the consummation of the Offer, Promotions.com will cause certain designees of iVillage (the "iVillage Designees") to be elected to the Board. If, however, the Merger Agreement is terminated or if Purchaser does not accept Shares tendered for purchase, then Purchaser will not have any right to designate directors for election to the Board.

   This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

                             THE iVILLAGE DESIGNEES

   The Merger Agreement provides that, promptly following Purchaser's acceptance for payment and payment for Common Stock pursuant to the Offer, Purchaser will be entitled to designate a number of directors on the Board that will give Purchaser representation on the Board in the same proportion as the number of shares of Common Stock beneficially owned by iVillage, Purchaser and their affiliates bears to the total number of outstanding shares of Common Stock. Following this designation, the Merger Agreement also provides that Purchaser may require Promotions.com to include on each committee of the Board the directors designated by Purchaser in the same percentage that Purchaser's designated directors represent on the Board. The Merger Agreement also requires Promotions.com to cause to be delivered to iVillage resignations of all the directors of Promotions.com to be effective upon the consummation of the Merger.

   iVillage has informed Promotions.com that it will choose the iVillage Designees from among the individuals listed below. Each of the following individuals has consented to serve as a director of Promotions.com if appointed or elected. None of the iVillage Designees currently is a director of, or holds any positions with, Promotions.com. iVillage has advised Promotions.com that, to the best of iVillage's knowledge, except as set forth below, none of the iVillage Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of Promotions.com nor has any such person been involved in any transaction with Promotions.com or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC other than with respect to transactions between Purchaser and Promotions.com that have been described in the Schedule TO or the Schedule 14D-9.

   The name, age as of the date of the Schedule 14D-9, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the individuals who may be selected as iVillage Designees are set forth below. Unless otherwise indicated, the current business address of each person is 500-512 Seventh Avenue, New York, New York 10018. Unless otherwise indicated, each person is a citizen of the United States of America and each occupation set forth opposite an individual's name refers to employment with iVillage.

                                                   Present Principal Occupation or Employment;
Name                               Age             Material Positions During the Past Five Years
----                               ---             ---------------------------------------------
Steven A. Elkes                    40              Mr. Elkes has been Executive Vice President, Operations and Business Affairs
                                                   since July 2000 and Secretary since October 1999. From April 1999 to July 2000,
                                                   Mr. Elkes was Senior Vice President, Business Affairs. From August 1996 to
                                                   April 1999, Mr. Elkes was Vice President, Business Affairs. From August 1993 to
                                                   August 1996, Mr. Elkes was Vice President Credit Structured Finance at CNA
                                                   Insurance Company. From August 1991 to August 1993, Mr. Elkes served as
                                                   Assistant Vice President at CNA Insurance Company. Mr. Elkes received his
                                                   M.B.A. from Baruch College and his B.A. from Grinnell College

Scott Levine                       37              Mr. Levine has been Chief Financial Officer since January 2001. From September
                                                   2000 until January 2001, Mr. Levine was Senior Vice President, Finance and
                                                   interim Chief Financial Officer. From February 1999 to September 2000, Mr.
                                                   Levine was Vice President, Controller and Chief Accounting Officer. From July
                                                   1998 to February 1999, Mr. Levine was Controller for FundTech Ltd., a financial software company. From April 1997 to July 1998, Mr. Levine was the Controller
                                                   of AmeriCash, Inc., an operator of a network of automated teller and electronic commerce machines. From 1993 to 1997, Mr. Levine was employed by Coopers &
                                                   Lybrand L.L.P. Mr. Levine is a Certified Public Accountant and received his
                                                   M.B.A. from Baruch College and his B.A. from State University of New York,
                                                   Buffalo.

                 CERTAIN INFORMATION CONCERNING PROMOTIONS.COM

   As of February 15, 2002, Promotions.com had 14,489,810 shares of Common Stock issued and outstanding. The Common Stock is the only class of voting securities that would be entitled to vote for directors at a Promotions.com stockholder meeting if one were to be held and each share is entitled to one vote.

        INFORMATION CONCERNING DIRECTORS AND OFFICERS OF PROMOTIONS.COM

Directors and Officers of Promotions.com

                                                   Present Principal Occupation or Employment;
Name                               Age             Material Positions During the Past Five Years
----                               ---             ---------------------------------------------
Steven H. Krein                    31              Mr. Krein, a founder of Promotions.com, has been Chief Executive Officer and
                                                   Chairman of the Board of Directors since January 1999. From inception to
                                                   January 1999, he served as President and director. Prior to founding
                                                   Promotions.com, from October 1994 to May 1996, Mr. Krein was Assistant
                                                   Publisher of Law Journal EXTRA!, an online service for lawyers from American
                                                   Lawyer Media, Inc. In 1993, Mr. Krein co-founded LINK, an online service for lawyers in Delaware. Mr. Krein received his J.D. from Widener University School of Law and his B.A. from the University of Maryland.

Daniel J. Feldman                  31              Mr. Feldman, a founder of Promotions.com, has been President since January 1999 and a director since inception. Since January 2001, Mr. Feldman has also served as Chief Operating Officer. Mr. Feldman served as Vice President of
                                                   Promotions.com from January 1998 until January 1999. He was Director of
                                                   Operations from January 1996 to December 1996 and Director of Sales and
                                                   Marketing from January 1997 to December 1997. Prior to founding Promotions.com, from 1995 through 1996, Mr. Feldman was employed by Law Journal EXTRA!, where he was Director of Product Development. Previously, Mr. Feldman founded
                                                   Closeout Network, Inc., a directory service for the closeout industry. Mr.
                                                   Feldman received his B.A. in International Business from George Washington
                                                   University.

Lawrence M. Quartaro               31              Mr. Quartaro has been Chief Financial Officer since March 2001. From November
                                                   2000 through February 2001, Mr. Quartaro served as Acting Chief Financial
                                                   Officer of the Company. From August 1999 to November 2000, Mr. Quartaro served as Controller of the Company. From January 1993 to August 1999, Mr. Quartaro
                                                   was in Public Accounting, serving with KPMG, LLP from November 1995 to August
                                                   1999. Mr. Quartaro held several finance related positions at KPMG, LLP, including Audit Manager. Mr. Quartaro is a CPA and received his B.B.A. in accounting from Iona College.

Dirk A. Hall                       30              Mr. Hall has served as a director of Promotions.com since September 1999. Since
                                                   February 2000, Mr. Hall has served as Vice President of Citigroup Investments
                                                   Inc. where he is responsible for the management of venture capital investments for various Citigroup companies. Mr. Hall served as Portfolio Manager of
                                                   Citigroup Investments Inc. from June 1997 to January 2000. From July 1993 to
                                                   June 1996, Mr. Hall was a member of the Investment Banking Group at Smith
                                                   Barney Inc. Mr. Hall received his M.B.A. from Harvard Business School and his
                                                   B.S. in Finance and Information Systems from New York University.

                                                   Present Principal Occupation or Employment;
Name                               Age             Material Positions During the Past Five Years
----                               ---             ---------------------------------------------
Ian J. Berg                        59              Mr. Berg has served as a director of Promotions.com since November 2001. Mr.
                                                   Berg is a Managing Director of the Eastern Technology Fund, an investment fund established in March 2000 dedicated to investing in technology companies located in the Eastern corridor of the United States. From 1972 to June 1999,
                                                   Mr. Berg served as President and CEO of Copelco Financial Services Group, a
                                                   company specializing in the leasing and remarketing of high technology equipment to a broad spectrum of users such as hospitals, physicians and the electronics industry. Prior to founding Copelco, Mr. Berg served in various sales and management capacities at several corporations. Mr. Berg received his
                                                   M.B.A. and his B.S. in Industrial Engineering from Drexel University.


Meetings and Committees of the Board of Directors

   The Company's Board of Directors has two standing committees, the Audit Committee and the Compensation Committee. The Audit Committee is responsible for reviewing the Company's internal control procedures, the quarterly and annual financial statements of the Company, and reviewing with the Company's independent public accountants the results of the annual audit. The Audit Committee met four times during 2001. The Compensation Committee recommends to the Board of Directors from time to time the salaries and incentive compensation to be paid to executive officers of the Company and administers the Company's stock option plan. The Compensation Committee met three times during 2001. Members of both of such Committees meet informally from time to time throughout the year on Committee matters. Both the Audit Committee and the Compensation Committee currently consist of Messrs. Berg and Hall.

   During 2001, the Board of Directors held 10 meetings. During this period, all of the current Directors attended or participated in more than 75% of the aggregate of (i) the total number of meetings of the Board of Directors held during the period such director served and (ii) the total number of meetings held by all Committees of the Board on which each such director served.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


   The following table provides certain information regarding the beneficial ownership of Common Stock as of February 15, 2002 (unless indicated otherwise) by: (i) each person or entity who is known to Promotions.com to beneficially own more than 5% of our stock, (ii) each of our directors and director nominees, (iii) our Named Executive Officers (as defined below under "Executive Compensation"); and (iv) all executive officers and directors as a group. A total of 14,489,810 shares of Common Stock were issued and outstanding on February 15, 2002.

   The amounts and percentages of Common Stock beneficially owned are reported on the basis of regulations of the Securities and Exchange Commission governing the determination of beneficial ownership of securities. Under the rules of the Commission, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. A person is also deemed, as of any date, to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days after that date. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. Unless otherwise indicated, the address of each person named in the table below is care of Promotions.com, Inc., 268 West 44th Street, New York, New York 10036.


                                                                Shares Beneficially
                                                                     Owned(1)
                                                              -----------------------
Directors, Named Executive Officers and 5% Stockholders        Number     Percent (%)
-------------------------------------------------------       ---------   -----------
Ian J. Berg(2) ......................................         2,253,834      15.4
Steven H. Krein(3) ..................................         1,670,880      11.3
Daniel J. Feldman(4) ................................         1,669,066      11.3
The Travelers Insurance Company(5) ..................           833,333       5.8
Dirk A. Hall(6) .....................................           842,583       5.8
Kenneth J. Grosso(7) ................................           167,954        *
Lawrence M. Quartaro(8) .............................            80,957        *
Steven Caputo .......................................               700        *
All executive officers and directors as a group (8
  persons)(9)........................................         6,685,974       44.0

---------------
*   Represents less than one percent.
(1) Does not include shares which may be acquired upon exercise of options in the event the merger transaction with iVillage is consummated within sixty
    (60) days hereof. See also "Certain Transactions."
(2) Includes 1,076,667 shares acquired by Mr. Berg from At Home Corporation on or prior to October 1, 2001. At Home Corporation ("At Home") filed for Chapter 11 protection in the United States Bankruptcy Court for the Northern District of California on September 28, 2001. At Home may claim that it has some interest in those shares of stock or that the contract to sell such shares is executory and therefore may be rejected by At Home. Reference is made to the Schedule 13D dated October 12, 2001 and the Amendment to such schedule dated December 11, 2001, in each case filed by Mr. Berg. Also includes options to purchase 87,500 shares of Common Stock which are exercisable within 60 days of February 15, 2002
(3) Includes 165,000 shares owned by Mister, L.P., of which Mr. Krein is the general partner, and options to purchase 199,066 shares of Common Stock which are exercisable within 60 days after February 15, 2002. Also includes 1,814 shares held by Mr. Krein's spouse, as to which Mr. Krein disclaims ownership.
(4) Includes 165,000 shares owned by DJF Enterprises, L.P., of which Mr. Feldman is the general partner, and options to purchase 199,066 shares of Common Stock which are exercisable within 60 days after February 15, 2002.
(5) As of December 31, 2001. The address of The Travelers Insurance Company is 399 Park Avenue, New York, NY 10022.

(6) As of December 31, 2001. Represents 833,333 shares held by The Travelers Insurance Company. Mr. Hall is Portfolio Manager of Citigroup Investments, the parent company of The Travelers Insurance Company. Mr. Hall disclaims beneficial ownership of these shares. Includes options to purchase 9,250 shares of Common Stock, which are exercisable within 60 days after February 15, 2002.
(7) Includes options to purchase 166,254 shares of Common Stock, which are exercisable within 60 days after February 15, 2002.
(8) Includes options to purchase 75,667 shares of Common Stock, which are exercisable within 60 days after February 15, 2002.
(9) Includes options to purchase 649,302 shares of Common Stock, which are exercisable within 60 days after February 15, 2002. Also includes 833,333 shares held by The Travelers Insurance Company, with respect to which Mr. Hall disclaims beneficial ownership.

                             EXECUTIVE COMPENSATION


Compensation

   The following Summary Compensation Table sets forth the compensation received in 2001, 2000 and 1999 by the Company's Chief Executive Officer and by the other most highly compensated executive officers who served as executive officers at December 31, 2001, and whose salary exceeded $100,000 in 2001 (together, the "Named Executive Officers"). See also "Certain Transactions."


                           SUMMARY COMPENSATION TABLE

                                                                                                   Long-Term
                                                                                                  Compensation
                                                                    Annual Compensation (1)          Awards
                                                                    -----------------------     Shares Underlying      All Other
Name And Principal Position                                       Year    Salary      Bonus         Options          Compensation
---------------------------                                       ----   --------    --------      ----------      ---------------

Steven H. Krein...............................................    2001   $175,000          --        62,500                 --
 Chief Executive Officer                                          2000    175,000          --        75,000                 --
                                                                  1999    171,250    $307,100(2)    125,000                 --
Daniel J. Feldman.............................................    2001    150,000          --        62,500                 --
 President                                                        2000    150,000          --        75,000                 --
                                                                  1999    148,750     285,568(2)    125,000                 --
Kenneth J. Grosso.............................................    2001(3) 175,000                    67,500                 --
 President of Webstakes.com                                       2000    175,000                   120,000            $85,512(4)
                                                                  1999    140,590          --        60,000             42,514(4)
Lawrence M. Quartaro..........................................    2001    130,000       3,500        22,500                 --
 Chief Financial Officer                                          2000    107,874          --       100,000                 --
                                                                  1999(5)  27,625      12,500        20,000                 --
Steven K. Caputo..............................................    2001(3) 116,667          --            --                 --
 Vice President of Integrated Promotions                          2000    175,000          --        47,500                 --
                                                                  1999    102,083          --        60,000                 --

---------------
(1) In accordance with the rules of the Securities and Exchange Commission (the "Commission"), other compensation in the form of perquisites and other personal benefits has been omitted for each of the Named Executive Officers because the aggregate amount of such perquisites and other personal benefits constituted less than the lesser of $50,000 or 10% of the total of annual salary and bonuses for each of such Named Executive Officers in 2001.
(2) Includes $175,000 bonus paid upon completion of initial public offering.
(3) Messrs. Grosso's and Caputo's employment with the Company terminated during 2001.
(4) Consists solely of sales commissions.
(5) Mr. Quartaro joined the Company in August 1999.

Option Grants

   The following table sets forth certain information regarding options granted to the Named Executive Officers during 2001. The Company has not granted any stock appreciation rights.


               OPTION GRANTS DURING YEAR ENDED DECEMBER 31, 2001



                                                            Individual Grants
                                        ----------------------------------------------------------       Potential
                                                                                                         Realizable
                                                              % Of Total                              Value at Assumed
                                            Number Of           Options                             Annual Rates of Stock
                                            Securities        Granted To                              Appreciation for
                                            Underlying         Employees    Exercise    Expiration    Option Term (3)
Name                                   Options Granted (1)    in 2001 (2)     Price        Date         5%       10%
----                                   -------------------    -----------   --------    ----------    ------   -------
Steven H. Krei.......................         62,500(4)           7.7%        $0.16       10/2/11     $6,289   $15,937

Daniel J. Feldman ...................         62,500(4)           7.7          0.16       10/2/11      6,289    15,937

Kenneth J. Grosso ...................         67,500(4)           8.2          0.16       10/2/11      6,792    17,212

Lawrence M. Quartaro ................         22,500(4)           2.7          0.16       10/2/11      2,264     5,737

Steven K. Caputo ....................             --               --            --            --         --        --

---------------
(1) Each option represents the right to purchase one share of Common Stock. In an event of a change in control of Promotions.com, unless the Board determines otherwise, all of these options become immediately and fully exercisable. Does not include shares within may be acquired upon exercise of options in the event the Merger is consummated within sixty (60) days hereof.
(2) During 2001, we granted employees options to purchase an aggregate of 819,350 shares of Common Stock.
(3) Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Commission and do not represent our estimate or projection of our future common stock prices. These amounts represent certain assumed rates of appreciation in the value of the Common Stock from the fair market value on the date of grant. Actual gains, if any, on stock option exercises are dependent on the future performance of the Common Stock and overall stock market conditions. The amounts reflected in the table may not necessarily be achieved.
(4) One-half of these options are exercisable. The remaining one-half will become exercisable with respect to one-twelfth of the shares covered on April 2, 2002, 2003 and 2004 and October 2, 2002, 2003 and 2004.

Option Exercises and Fiscal Year-End Values

   The following table sets forth certain information concerning options to purchase Common Stock exercised by the Named Executive Officers during 2001 and the number and value of unexercised options held by each of the Named Executive Officers at December 31, 2001.


                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES



                                                                    Number Of Securities
                                                                         Underlying                    Value of Unexercised
                                                                   Unexercised Options At             In-the-Money Options at
                                       Shares                         December 31, 2001                  December 31, 2001
                                      Acquired        Value      ---------------------------    -----------------------------------
Name                              On Exercise (1)    Realized   Exercisable    Unexercisable    Exercisable (2)   Unexercisable (2)
----                              ---------------    --------   -----------    -------------    ---------------   -----------------
Steven H. Krein ...............          --             --        193,753          68,747           $14,288            $14,288

Daniel J. Feldman .............          --             --        193,753          68,747            14,288             14,288

Kenneth J. Grosso .............          --             --        166,254              --            13,271                 --

Lawrence M. Quartaro ..........          --             --         73,753          68,747             8,488              8,488

Steven K. Caputo ..............          --             --             --              --                --                 --

---------------
(1) The Named Executive Officers did not exercise any options in 2001.
(2) Based on a per share fair market value of Common Stock equal to $0.45, as of December 31, 2001.

Compensation of Directors

   Other than reimbursing Directors for customary and reasonable expenses of attending Board of Directors or Committee meetings, the Company does not currently provide cash compensation to its Directors.

   The Company's 1999 Equity Compensation Plan provides that the Board of Directors may grant options to purchase shares of Common Stock to non-employee directors. The Company has provided each individual who becomes a non-employee member of the Board of Directors, on the date the individual joins the Board of Directors, an option to purchase shares of Common Stock, at an exercise price equal to the fair market value on the grant date, provided the individual has not previously been employed by the Company. In addition, additional shares are generally granted at each Annual Stockholder's Meeting to each non-employee member of the Board of Directors who is to continue to serve on the Board of Directors, whether or not that individual is standing for re-election to the Board of Directors at that particular annual meeting, provided the individual has served as a non-employee member of the Board of Directors for at least six months.

   On November 8, 2001 in connection with Mr. Berg's appointment to the Board of Directors, the Company granted Mr. Berg options to purchase 70,000 shares of Common Stock at an exercise price of $0.26, which was the fair market value of the Common Stock at that date. See also "Compensation Committee Interlocks and Insider Participation."

                      REPORT OF THE COMPENSATION COMMITTEE


   Throughout 2001, Mr. Dirk A. Hall served on the Company's Compensation Committee. During 2001, Mr. Kristopher A. Wood and Mr. Arnold Greenberg served on the Company's Compensation Committee from January 1 through April 2 and May 7, respectively. On November 8, 2001 Mr. Ian J. Berg was appointed to serve as Chairman of the Compensation Committee. The Compensation Committee currently consists of Messrs. Hall and Berg.

   The Compensation Committee of the Board of Directors advises the Chief Executive Officer and the Board of Directors on matters of the Company's compensation philosophy and the compensation of executive officers and other individuals compensated by the Company. The Compensation Committee is also responsible for the administration of the Company's stock option plans under which option grants and direct stock issuances may be made to executive officers. The Compensation Committee has reviewed and is in accord with the compensation paid to executive officers in 2001.

   General Compensation Policy. The fundamental policy of the Compensation Committee is to provide the Company's executive officers with competitive compensation opportunities based upon their contribution to the development and financial success of the Company and their personal performance. It is the Compensation Committee's objective to have a portion of each executive officer's compensation contingent upon the Company's performance as well as upon such executive officer's own level of performance. Accordingly, the compensation package for each executive officer may be comprised of three elements: (i) base salary (ii) cash bonus payment and (iii) long-term stock-based incentive awards which strengthen the mutuality of interests between the executive officers and the Company's stockholders.

   Factors. The principal factors that the Compensation Committee considered with respect to each executive officer's compensation package for fiscal year 2001 are summarized below. The Compensation Committee may, however, in its discretion apply entirely different factors in advising the Chief Executive Officer and the Board of Directors with respect to executive compensation for future years.

   Base Salary. The suggested base salary for each executive officer is determined on the basis of the following factors: experience, personal performance, the salary levels in effect for comparable positions within and without the industry and internal base salary comparability considerations. The weight given to each of these factors differs from individual to individual, as the Compensation Committee deems appropriate.

   Bonus. Under special circumstances, the Compensation Committee has the discretion to pay cash bonuses to executive officers based on both individual performance as well as performance of the Company when predetermined performance goals are met or exceeded. Bonuses are determined and paid annually.

   Long-Term Incentive Compensation. Long-term incentives are provided through grants of stock options. The grants are designed to align the interests of each executive officer with those of the stockholders and provide each individual with a significant incentive to manage the Company from the perspective of an owner with an equity stake in the Company. Each option generally becomes exercisable in installments over a period of time, contingent upon the executive officer's continued employment with the Company, although options may be granted which vest immediately. Accordingly, generally, the option grant will provide a return to the executive officer only if the executive officer remains employed by the Company during the vesting period, and then only if the market price of the underlying shares appreciates. Unless the Board of Directors determines otherwise, under the terms of the Company's stock option plans, in the event of a change in control of the Company, all of the stock options outstanding become immediately and fully exercisable.

   The number of shares subject to each option grant is set at a level intended to create a meaningful opportunity for stock ownership based on the executive officer's current position with the Company, the base salary associated with that position, the size of comparable awards made to individuals in similar positions within the industry, the individual's potential for increased responsibility and promotion over the option term and the individual's personal performance in recent periods. The Compensation Committee also considers the number of unvested options held by the executive officer in order to maintain an appropriate level of equity incentive for that individual. However, the Compensation Committee does not adhere to any specific guidelines as to the relative option holdings of the Company's executive officers. Stock options to purchase an aggregate of 731,500 shares of Common Stock were granted to executive officers in 2001.

   CEO Compensation. The plans and policies discussed above were the basis for the 2001 compensation of the Company's Chief Executive Officer, Mr. Steven H. Krein. In advising the Board of Directors with respect to this compensation, the Compensation Committee seeks to achieve two objectives: (i) establish a level of base salary competitive with that paid by companies within the industry which are of comparable size to the Company and by companies outside of the industry with which the Company competes for executive talent and (ii) make a significant percentage of the total compensation package contingent upon the Company's performance and stock price appreciation. In accordance with these objectives, Mr. Krein received a base salary of approximately $175,000 for fiscal year 2001. During 2001, 62,500 new stock options were granted to Mr. Krein; he currently holds a total of 262,500 unexercised stock options.

   Compliance With Internal Revenue Code Section 162(m). As a result of
Section 162(m) of the Internal Revenue Code of 1986, as amended, which was enacted into law in 1993, the Company will not be allowed a federal income tax deduction for compensation paid to certain executive officers, to the extent that compensation exceeds $1 million per officer in any one year. This limitation will apply to all compensation paid to the covered executive officers which is not considered to be performance based. Compensation that does qualify as performance-based compensation will not have to be taken into account for purposes of this limitation. The Plan contains certain provisions which are intended to assure that any compensation deemed paid in connection with the exercise of stock options granted under that plan with an exercise price equal to the market price of the option shares on the grant date will qualify as performance-based compensation.

   The Compensation Committee does not expect that the compensation to be paid to the Company's executive officers for 2001 will exceed the $1 million limit per officer.


                           THE COMPENSATION COMMITTEE

                                  Ian J. Berg
                                  Dirk A. Hall

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


   None of the individuals who were members of the Company's Compensation Committee during 2001 is or has been an officer or employee of the Company at any time since the Company's inception. No executive officer of the Company serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee. Mr. Hall is affiliated with The Traveler's Insurance Company, Mr. Wood was affiliated with XL Ventures, LLC. These entities, together with Mr. Greenberg, have in the past provided financing to the Company in consideration for the issuance of the Company's securities. The Company entered into a Consulting Agreement with Mr. Berg on November 8, 2001, pursuant to which Mr. Berg is to provide strategic business advisory and consulting services to the Company for a period of 12 months. As compensation for such services, the Company granted Mr. Berg options to purchase 210,000 shares of Common Stock at an exercise price of $0.26. The options vest in 12 equal monthly installments of 17,500.

                               PERFORMANCE GRAPH


   Following the Company's initial public offering on September 24, 1999, the Common Stock commenced trading on the Nasdaq National Market until the shares were delisted on June 29, 2001 and began trading on the Over-the-Counter Bulletin Board. The following graph compares total stockholder return on the Common Stock with the cumulative total return of The Nasdaq National Market Index and the cumulative return of the Company's peer group for the period from September 24, 1999, through December 31, 2001. The graph plots the growth in value of an initial $100 investment over the indicated time period, assuming the reinvestment of dividends.


       COMPARISON OF CUMULATIVE TOTAL RETURN AMONG PROMOTIONS.COM, INC.,
             NASDAQ NATIONAL MARKET INDEX AND PEER GROUP INDEX(1)*


                                                             PEER
    DATE                  PRMO**           NASDAQ           GROUP(1)
    ----                  ------           ------           --------
24-Sep-1999              100.0000         100.0000         100.0000
31-Dec-1999              171.7391         148.4924         254.9852
31-Dec-2000                2.9565          90.1515          11.4532
31-Dec-2001                3.91            71.18             5.7137



* Assumes $100 invested on September 24, 1999 in stock or index, including reinvestment of dividends.
** From September 24, 1999 through February 1, 2000, the Company's stock traded under the symbol "IWIN" and from February 2, 2000 through June 29, 2001, the Company's stock traded under the symbol "PRMO" on The Nasdaq National Market. Since June 29, 2001, the Company's stock has traded under the symbol "PRMO.OB" on the Over-the-Counter Bulletin Board.
(1) The Peer Group consists of the following companies: Aptimus, Inc. and Network Commerce, Inc. The peer group assumes that $100 was invested on September 24, 1999 or the first day of trading for these securities if they were not publicly traded on September 24, 1999.

                  EMPLOYMENT AGREEMENTS AND OTHER ARRANGEMENTS


   The Company entered into letter arrangements with each of Messrs. Krein and Feldman in June 1999 regarding their employment as Chief Executive Officer and President, respectively. If either of Messrs. Krein or Feldman is terminated for any reason other than for cause, the letter agreements provide that they are entitled to a severance payment equal to one year of their base salary, plus an amount equal to any and all bonuses paid in the fiscal year prior to such termination.

   The Company entered into a letter agreement with Mr. Quartaro in November 2000 which provides that Mr. Quartaro is entitled to a severance payment equal to six months of his base pay in the event his employment is terminated without cause.

   See also "Certain Transactions."

                              CERTAIN TRANSACTIONS


   The Company had a two-year sponsorship agreement with Excite under which Excite agreed to promote Webstakes.com through ad banner placements and links to Webstakes.com and its promotions on Excite.com, WebCrawler.com and Classified2000.com. The Company prepaid Excite $5.6 million during 1999 for this two-year agreement. During most of 2001, At Home Corporation, the parent company of Excite, was one of our principal stockholders. This agreement expired in June 2001 and was not renewed.

   The Company had a two-year service agreement with MatchLogic, a wholly owned subsidiary of Excite, pursuant to which MatchLogic provided ad serving and targeting, data processing, analysis, enhancement and other services to Promotions.com. The Company prepaid MatchLogic $13.1 million, in 1999 for this two-year agreement. This agreement expired in June 2001 and was not renewed.

   Upon consummation of the Merger, options to purchase the Common Stock with exercise prices less than $0.87 will accelerate and vest. The table below shows these options and the value for all directors, officers and related persons assuming this acceleration.


                                                                    Number of In-the-Money Options (1)
                                                                    ----------------------------------
Name                                                                 Vested                Unvested      Aggregate Dollar Value (2)
----                                                                 ------                --------      --------------------------
Steven H. Krein...............................................       68,753                 68,747               $ 81,275

Daniel J. Feldman.............................................       68,753                 68,747                 81,275

Lawrence M. Quartaro..........................................       48,753                 48,747                 52,925

Dirk A. Hall..................................................           --                     --                     --

Ian J. Berg...................................................       35,000                245,000                170,800

Bari S. Krein.................................................       78,751                 78,751                 95,475

---------------
(1) Includes all options having an exercise price of less than $0.87 per share.
(2) Represents the product of (i) the difference between the exercise price of each option and $0.87 per share and (ii) the number of options with an exercise price of less than $0.87 per share and which will be exercisable if the Offer is completed.

   The Company entered into a Consulting Agreement with Mr. Berg on November 8, 2001 pursuant to which Mr. Berg is to provide strategic business advisory and consulting services to the Company for a period of 12 months. As compensation for such services, the Company granted Mr. Berg options to purchase 210,000 shares of Common Stock at an exercise price of $0.26. The options vest in 12 equal monthly installments of 17,500.

   Bari S. Krein serves as the Company's Corporate Counsel. Ms. Krein received compensation of $151,490 during fiscal year 2001 from the Company. In December 2000, the Company entered into a letter agreement with Ms. Krein which provides that she is entitled to a severance payment equal to six months of her base pay in the event her employment is terminated without cause.

   Ms. Krein and Mr. Krein are siblings.

   In order to permit the release of a lien on the shares of the Common Stock owned by Mr. Feldman, as required by the Stockholders Agreement between Mr. Feldman and iVillage contemplated by the Merger Agreement with iVillage, Inc., on February 11, 2001 the Company loaned Mr. Feldman $69,131. Mr. Feldman executed a promissory note for such loan, the terms of which provide that the note is due on the earlier of closing of the tender offer contemplated by the Agreement or thirty days after termination of the Agreement. Interest is to be paid on the borrowed funds at the rate of six percent per year.

   The Compensation Committee of the Company's Board of Directors has determined to pay the following retention bonuses to the executive officers of Promotions.com and to Ms. Krein, each of whom took an active role in the claim resolution and disclosure process necessary to enter into the Agreement. Payment of such retention bonuses is intended to incentivize the recipients to remain with Promotions.com through the consummation of the Merger, is conditioned upon consummation of the Offer and will be made at the effective time contemplated by the Merger Agreement.

         Steven H. Krein.......................................    $180,000
         Daniel J. Feldman.....................................     180,000
         Lawrence M. Quartaro..................................      70,000
         Bari S. Krein.........................................      70,000
                                                                   --------
           Total ..............................................    $500,000
                                                                   ========

   In addition to these retention bonuses, the Company has agreed that Messrs. Krein and Feldman shall each receive, on the date that is 90 days after the effective date of the Merger and in recognition of their efforts towards a successful transaction, a success payment of $175,000, which is the amount contemplated to be paid to Messrs. Krein and Feldman upon their termination (other than for cause) under their employment agreements.

   Furthermore, the Company has agreed, pursuant to letter agreements between the Company and these individuals, to pay Mr. Quartaro and Ms. Krein, each of whom was notified that their services would not be needed after consummation of the Merger, on the date their employment is terminated by the Company, severance payments of $65,000 and $80,000, respectively.

   iVillage has made offers of employment to Messrs. Krein and Feldman which, if accepted would be memorialized in employment agreements to become effective at the effective time of the Merger. The iVillage proposals include the following terms, which have not been finalized: Messrs. Krein and Feldman will each be employed as a Senior Vice President of Promotions.com for a period of one year, would each receive an annual salary of $225,000, as well as benefits in accordance with iVillage's standard practices, and would each be eligible to receive a bonus of up to 40% of their base salary, based on certain iVillage and individual goals. The payment to each of Messrs. Krein and Feldman of $25,000 of the bonus would be guaranteed for 2002, and payable quarterly. Furthermore, for a period of three years unless earlier terminated, each of Messrs. Krein and Feldman would receive for 2002 a portion of the net profit of iVillage's Promotions.com subsidiary in excess of the annual net profit goal for the subsidiary, as agreed to by iVillage senior management and Messrs. Krein and Feldman. This portion of net profit would be calculated in accordance with the employment agreements. Each of Messrs. Krein and Feldman would also receive options to purchase 150,000 shares of the common stock of iVillage at the fair market value on the date of grant. These options would vest in equal quarterly installments over four years. Mr. Krein or Mr. Feldman would each receive, upon his termination by iVillage, other than for cause, occurring at least three months following the consummation of the merger, a severance payment equal to his annual base salary. If either Mr. Krein or Mr. Feldman is terminated by iVillage with or without cause less than three months after the consummation of the Merger, or voluntarily leaves his employment at any time, he would receive no such severance payment. Messrs. Krein and Feldman would each be subject to a non-compete agreement for one year following termination of employment.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

   Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company's Directors and Officers, and persons who own more than 10% of a registered class of the Company's equity securities, to file with the Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Directors, officers and greater than ten percent holders are required by Commission regulations to furnish the Company with copies of all
Section 16(a) reports they file.

   To the Company's knowledge, based solely on review of the copies of the above-mentioned reports furnished to the Company and written representations regarding all reportable transactions, during the fiscal year ended December 31, 2001, all Section 16(a) filing requirements were complied with on time, except that Mr. Berg's Initial Statement of Beneficial Ownership of Securities on Form 3 was filed one day late.